United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company)

NATIONAL HOLDINGS CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

ROBERT B. FAGENSON

Chief Executive Officer

National Holdings Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

(212) 417-8000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

KENNETH R. KOCH, ESQ.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, New York 10017

(212) 935-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) The name of the subject company is National Holdings Corporation, a Delaware corporation (the “Company” or “National”), the address of the principal executive office of the Company is 410 Park Avenue, 14th Floor, New York, New York, 10022, and its telephone number at such address is (212) 417-8000.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto and any information incorporated herein by reference, this “Statement”) relates is the shares of common stock, par value $0.02 per share (the “Common Stock”) of the Company. As of August 8, 2016, 12,432,575 shares of Common Stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address

This Statement is being filed by the Company. The name, business address, and business telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

This Statement relates to the tender offer by FBIO Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), which is a wholly-owned subsidiary of Fortress Biotech, Inc., a Delaware corporation (“Fortress”). Acquisition Sub is offering to purchase all of the outstanding shares of Common Stock for $3.25 per share (the “Offer Price”), net to the seller in cash (less any required withholding taxes and without interest) (the “Offer”). The Offer is described in a Tender Offer Statement filed by Fortress and Acquisition Sub under cover of Schedule TO with the United States Securities and Exchange Commission (the “SEC”) on the date hereof (together with all exhibits thereto and subsequent amendments thereto, the “Schedule TO”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of the date hereof (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and which are incorporated herein by reference.

As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Agreement and Plan of Merger entered into by and among the Company, Acquisition Sub, and Fortress, dated as of April 27, 2016, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of the date hereof (together with any amendments or supplements thereto, the “Merger Agreement”), including the condition that there shall have been, as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the terms of the Offer, a number of shares of Common Stock that, together with the shares of Common Stock then owned by Fortress and its controlled affiliates, represent at least 80% of all then outstanding shares of Common Stock (the “Merger Condition”), Acquisition Sub will be merged with and into the Company, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation without any stockholder approvals needed (the “Merger”). At the effective time of the Merger (the “Effective Time”), if any, each share of Common Stock issued and outstanding immediately prior to such time (other than any (i) shares of Common Stock owned by Fortress, Acquisition Sub or any direct or indirect wholly-owned subsidiary of Fortress, (ii) shares of Common Stock owned by the Company or any other direct or indirect wholly-owned subsidiary of the Company, and (iii) shares of Common Stock held by Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price.

In the event the Merger Condition is not satisfied, the Company will remain a publicly-traded company. Upon the consummation of the Offer, Fortress will have the right to designate a majority of the board of directors of the Company (the “Board”). In such event, the Company shall issue a warrant to each holder of record of shares on a record date to be established in the future, as described below.

The Schedule TO states that the principal executive office of each of Fortress and Acquisition Sub is located at 2 Gansevoort Street, 9th Floor, New York, New York, 10014, and its telephone number at such address is (781) 652-4500.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Fortress, Acquisition Sub, or their respective affiliates, officers, or directors, or actions or events with respect to any of them. The Company takes no responsibility for the accuracy or completeness of such information or for any failure by Fortress or Acquisition Sub to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

The information relating to the Offer, including the Offer to Purchase and related documents and this Statement, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

On January 14, 2011, Opus Point Partners LLC (“Opus Point”), an affiliate of certain of Fortress’s executive officers, formed a joint venture with the Company. The joint venture, OPN Holdings, LLC, was formed to provide investment banking services focused on the global life science sector. In connection with the formation of the joint venture, Michael Weiss, who currently serves as a member of the board of directors and as the Executive Vice Chairman, Strategic Development, of Opus Point, was elected to the Board. On April 4, 2012, the Company transferred its interests in the joint venture to Opus, and Mr. Weiss resigned from the Board.

In November 2015, CB Pharma Acquisition Corp. (now known as Origo Acquisition Corporation) (“CB Pharma”), a publicly-traded special purpose acquisition company (a “SPAC”) that is an affiliate of certain of Fortress’s executive officers, submitted to the Board a non-binding proposal to acquire all the outstanding shares of Common Stock for $3.25 per share in cash or, for stockholders of the Company who choose instead to receive common stock of CB Pharma in lieu of cash, up to 50% of their outstanding shares of Common Stock in exchange for $3.50 per share in common stock of CB Pharma. The Company and CB Pharma engaged in discussions with respect to a potential business combination, but the Company ultimately terminated such discussions due to certain restrictions and risks that are inherent in dealing with a publicly-traded SPAC.

Fortress and certain of its subsidiaries have used the broker-dealer services of the Company in capital and debt raising transactions in the past, including the last two years. In March 2015, Fortress retained the Company to act as its exclusive placement agent in a private offering of up to $10,000,000 in promissory notes. Fortress paid the Company a fee of approximately $900,000 in connection with the offering. In December 2015, Checkpoint Therapeutics, Inc. (“Checkpoint”), a majority-controlled subsidiary of Fortress, used the Company in connection with private placement of approximately $58,000,000 worth of common stock and warrants exercisable for common stock. Checkpoint paid the Company a fee of approximately $5,797,700 in connection with the private placement, in addition to payment agent warrants.

Except as set forth in this Statement, as of the date hereof, to the knowledge of the Company, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Fortress, Acquisition Sub, or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Material Agreements Relating to the Offer

The following descriptions of the agreements entered into in connection with the Offer are qualified in their entirety by reference to such agreements as attached to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016. Copies of those agreements and any other filings made with respect to the Offer may be obtained in the manner set forth in Item 8— “Additional Information.” Stockholders and other interested parties should review such materials for a more complete description.

Merger Agreement

Pursuant to the Merger Agreement, Fortress agreed to cause Acquisition Sub to commence the Offer within one hour of the execution of Amendment No. 1 to the Merger Agreement, dated as of the date hereof.

Following the completion of the Offer, if there shall be, as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the term of the Offer, a number of shares that, together with the shares then owned by Fortress and its controlled affiliates, represents at least 80% of all then outstanding shares (the “Merger Condition”), the Merger will occur pursuant to the procedure provided for under Section 251(h) of the DGCL without any additional stockholder approvals needed. If the Merger Condition is satisfied, the Merger will be effected as promptly as practicable following the purchase by Acquisition Sub of shares validly tendered and not withdrawn in the Offer. At the Effective Time, if any, each share of Common Stock outstanding immediately prior to the Effective Time (excluding those shares that are held by (i) Fortress, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of Fortress, (ii) the Company or any direct or indirect wholly-owned subsidiary of the Company, and (iii) stockholders of the Company who properly exercised their dissenters’ rights under the DGCL) will have the right to receive the Offer Price.

The Company and Fortress have made customary representations, warranties and covenants in the Merger Agreement, including covenants (i) to promptly effect all registrations, filings and submissions required pursuant to any required governmental approvals, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other applicable laws with respect to the Offer and the Merger; and (ii) to use their reasonable best efforts to take all appropriate action to consummate and effectuate the Offer, the Merger (if applicable) and the other transactions contemplated by the Merger Agreement.

The Company would be responsible for a termination fee of $1,820,281 and Fortress would be responsible for a termination fee of $4,375,000 if the Merger Agreement is terminated under certain circumstances as indicated in the Merger Agreement. Each of the Company and Fortress would also be responsible to reimburse the other party for certain transaction expenses up to a maximum of $750,000 if the Merger Agreement is terminated under certain circumstances as indicated in the Merger Agreement.

In the event the Merger Condition is not satisfied, the Company will remain a publicly-traded company. In such event, the Company’s stockholders, post-Offer, will receive from the Company a five-year warrant per share of Common Stock owned to purchase an additional share of Common Stock at a purchase price of $3.25 per share. The Company will distribute the warrants to its stockholders of record as of a date not later than 90 days following the consummation of the Offer. The Company’s stockholders who do not tender their shares pursuant to the Offer and remain stockholders of record as of such date will receive warrants. The warrants will be issued pursuant to a warrant agreement, substantially in the form attached as Exhibit A to the Merger Agreement.

If, upon closing of the Offer, the Merger Condition is not satisfied, then the size of the Board will be reduced from eleven directors to seven directors, all of the members of the Board will resign except for Robert Fagenson, the Company’s Executive Chairman and Chief Executive Officer, and Mark Goldwasser, each a current member of the Board, and Fortress will be entitled to appoint five members to the Board. If the Merger Condition is satisfied, then (x) upon the closing of the Offer, (i) the size of the Board will be reduced from eleven directors to five directors, (ii) all of the members of the Board will resign, except for Messrs. Fagenson and Goldwasser, and (iii) Fortress will be entitled to appoint three members to the Board and (y) upon the closing of the Merger, (i) Messrs. Fagenson and Goldwasser will resign from the Board and (ii) Fortress will be entitled to appoint two members to the Board. In connection with the execution and delivery of the Merger Agreement, the Company provided Fortress with signed, irrevocable letters of resignation from all current members of the Board that will become effective based on the circumstances set forth above. Additionally, the Company provided Fortress with resolutions of the Board appointing the individuals selected by Fortress into the vacancies created on the Board as a result of the resignations described above.

The Merger Agreement is governed by the laws of the state of Delaware.

Stockholder Rights Agreement

In connection with the execution and delivery of the Merger Agreement, Acquisition Sub and the Company entered into a Stockholder Rights Agreement (the “Stockholder Rights Agreement”) that will become effective in the event that the Merger Condition is not satisfied.

Pursuant to the Stockholder Rights Agreement, if as of the closing of the Offer, Acquisition Sub and its affiliates own at least 35% of all then outstanding shares of Common Stock, Acquisition Sub and its affiliates will be prohibited for a certain period of time from initiating or proposing certain actions with respect to the Company, including: (i) until the earlier of the date that is three years after the effective date of the Stockholder Rights Agreement and the date that Acquisition Sub and its affiliates own less than 20% of all then outstanding shares of Common Stock, certain going-private transactions at a price less than the Offer Price; (ii) until the earlier of the date that is one year after the effective date of the Stockholder Rights Agreement and the date that Acquisition Sub and its affiliates own less than 20% of all then outstanding shares of Common Stock, certain business combinations; and (iii) the until the earlier of the date that is three years after the effective date of the Stockholder Rights Agreement and the date that Acquisition Sub and its affiliates own less than 20% of all then outstanding shares of Common Stock, reverse stock-splits with respect to the shares of a ratio greater than or equal to 100 to one.

The Stockholder Rights Agreement also provides Acquisition Sub with certain director nomination rights with respect to the Board. Commencing with the 2016 annual meeting of the stockholders of the Company and continuing through the third anniversary of the closing of the Offer, for so long as Acquisition Sub holds any shares of Common Stock, Acquisition Sub will have the right to designate for nomination by the Board or its committees all directors to be elected at any annual or special meeting of the stockholders of the Company.

Support Agreement

In connection with the execution and delivery of the Merger Agreement, the officers and directors of the Company (and certain of their affiliates) who are also stockholders of the Company, entered into a support and voting agreement (the “Support Agreement”) pursuant to which during the term of such Support Agreement, such stockholder has agreed to certain actions in support of the transactions contemplated by the Merger Agreement and will, at every meeting of the stockholders of the Company called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of his, her or its shares at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any (i) alternative acquisition proposal made by a third party, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company other than the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) corporate action, the consummation of which would prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement.

Voting Agreement

In connection with the execution and delivery of the Merger Agreement, the officers and directors of the Company (and certain of their affiliates) who are also stockholders of the Company, entered into a voting agreement (the “Voting Agreement”) with Fortress and Acquisition Sub pursuant to which, if the Merger Condition is not satisfied, each of such stockholders will irrevocably grant Fortress and Acquisition Sub such stockholder’s proxy to vote all of such stockholder’s shares beneficially owned at the time of such vote at the

2016 annual meeting of the stockholders of the Company, and at any adjournment or postponement thereof, in favor of the individuals nominated by Acquisition Sub to the Board as provided in the Stockholder Rights Agreement.

Confidentiality Agreement

On January 14, 2016, Fortress and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”), expiring January 14, 2017, to provide for the confidential exchange of certain information concerning the business, operations, finances, properties and/or affairs of their respective businesses.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, or if their shares are converted into the right to receive an amount in cash equal to the Offer Price in the Merger, if any, they will receive the same per share price on the same terms and conditions as the other stockholders of the Company. As of August 8, 2016, the directors and executive officers of the

Company and their affiliates beneficially owned 2,274,188 shares of Common Stock in the aggregate, which for purposes of this subsection excludes any shares issuable upon exercise or settlement of stock options held by such individuals.

As set forth in the table below, if all such shares of Common Stock were tendered pursuant to the Offer and accepted for purchase, or converted into the right to receive an amount in cash equal to the Offer Price in the Merger, if any, the directors and executive officers of the Company and their affiliates would receive an aggregate of $7,391,111.00 in cash consideration without interest, less any required withholding taxes.

Name	Number of Shares of Common Stock Beneficially Owned (excluding Equity Awards)	Transaction Consideration for Shares
Executive Officers and Directors
Robert B. Fagenson (1)
Executive Chairman and Chief Executive Officer	896,902	$2,914,931.50
Mark Goldwasser (2)
Director	148,571	$482,855.75
Richard Abbe (3)
Director	845,313	$2,747,267.25
James Ciocia
Director	37,370	$121,452.50
Salvatore Giardina
Director	0	0
William Lerner
Director	0	0
Frank S. Plimpton
Director	151,129	$491,169.25
Frederic B. Powers III (4)
Director	160,668	$522,171.00
Joshua Silverman (3)
Director	828,645	$2,693,096.25
Frederick Wasserman
Director	10,185	$33,101.25
Glenn C. Worman
Executive Vice President—Finance, and Chief Operating Officer	10,000	$32,500.00
Alan B. Levin
Chief Financial Officer	14,050	$45,662.50

(1)	Consists of (i) 16,667 shares of Common Stock held in a Trust for the benefit of Toby Fagenson, of which Mr. Fagenson is the sole Trustee and has sole voting and investment power over such shares, (ii) 801,468 shares of Common Stock held by Fagenson & Co., Inc., of which Mr. Fagenson is the Chairman and Chief Executive Officer and has sole voting and investment power over such shares, (iii) 12,000 shares of Common Stock held directly by Mr. Fagenson, and (iv) 66,767 shares of Common Stock held by National Securities Growth Partners LLC, of which Mr. Fagenson is the President and has sole voting and investment power.
(2)	Consists of (i) 118,094 shares of Common Stock issued on the conversion of shares of the Company’s Series A preferred stock in December 2011, (ii) 26,313 shares Common Stock held directly by Mr. Goldwasser, (iii) 738 shares of Common Stock held in an individual retirement account for the benefit of Mr. Goldwasser, (iv) 2,121 shares of Common Stock held in an individual retirement account for the benefit of Mr. Goldwasser’s wife, and (v) 1,305 shares of Common Stock held in trusts for the benefit of Mr. Goldwasser’s children, of which Mr. Goldwasser is the sole Trustee.
(3)	Consists of (i) 828,645 shares of Common Stock over which Iroquois Capital Management, LLC, Iroquois Master Fund Ltd. and Messrs Silverman and Abbe have shared voting and investment power, and (ii) 16,668 shares of Common Stock over which Mr. Abbe has sole voting and investment power. The principal business address for Iroquois Capital Management LLC. and Messrs. Silverman and Abbe is 205 East 42nd Street, 20th Floor, New York, NY 10017.
(4)	Consists of 160,668 shares of Common Stock owned by Powers Private Equity LLC, of which Mr. Powers is a Managing Director. Mr. Powers may be deemed to own the shares of Common Stock owned by Powers Private Equity LLC. Mr. Powers disclaims beneficial ownership of the shares of Common Stock owned by Powers Private Equity LLC. The principal business address of Powers Private Equity LLC is 100 W. Putnam Avenue, Greenwich, CT 06830.

Effect of Merger on Options

If the Merger Condition is satisfied, the Company will take all necessary action to accelerate the vesting of each outstanding option to purchase shares under the Company’s existing equity plans that is outstanding as of immediately prior to the Effective Time in accordance with the terms of the stock plans. At the Effective Time, each outstanding option, vested or unvested (other than the Assumed Options, as defined below), shall be converted, per Section 3.4(a) of the Merger Agreement, into the right to receive an amount in cash equal to the product of (x) the total number of shares subject to the stock option times (y) the excess, if any, of the per share Merger consideration over the exercise price per share under such stock option, less applicable taxes. In the event that the exercise price per share under any stock option, as adjusted, other than the Assumed Options, is equal to or greater than the per share Merger consideration, such stock option shall be cancelled without payment and shall have no further force or effect.

Under certain terms set forth in the Company’s stock plans or in the individual award agreements, certain of the stock options require the consent of the holders thereof in order to be cancelled and converted as described above. Such stock options are held by Mark Goldwasser, Michael Ryan, Frank Plimpton, Peter Zurkow and Salvatore Giardina. To the extent that a holder of such stock options does not consent to the cancellation and conversion as described above (the “Assumed Options”), if the Merger Condition is satisfied, then at the Effective Time, each outstanding Assumed Option, vested or unvested, will be converted into and become an option to purchase shares of Fortress common stock.

As set forth in the table below, as of August 8, 2016, certain of the directors and executive officers of the Company held stock options, both vested and unvested, granted under the Company’s existing stock plans to purchase a total of 510,000 shares of Common Stock. In the case of all of the options set forth below, the exercise price is in excess of the Offer Price.

Name	Number of Stock Options	Value of Stock Options
Executive Officers and Directors
Robert B. Fagenson
Executive Chairman and Chief Executive Officer	150,000	$0
Mark Goldwasser
Director	150,000	$0
Richard Abbe
Director	0	$0
James Ciocia
Director	0	$0
Salvatore Giardina
Director	6,000	$0
William Lerner
Director	6,000	$0
Frank S. Plimpton
Director	6,000	$0
Frederic B. Powers III
Director	6,000	$0
Joshua Silverman
Director	0	$0
Frederick Wasserman
Director	6,000	$0
Glen C. Worman
Executive Vice President—Finance, and Chief Operating Officer	180,000	$0
Alan B. Levin
Chief Financial Officer	0	$0

Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of shares of Common Stock generally. Additionally, a fund affiliated with two of the Company’s directors owns 845,313 shares of Fortress common stock. The Board was aware of these interests and considered them, among other matters, when approving the Merger Agreement and formulating its decision to remain neutral and to make no recommendation to the Company’s stockholders regarding whether to accept the Offer and tender their shares pursuant to the Offer, as more fully discussed below in “Item 4—The Solicitation or Recommendation”.

Arrangements with Executive Officers

The Company has entered into various employment agreements and compensation plans with certain executive officers (the “Employment Agreements”). Certain such Employment Agreements provide, as described below, that the Company will make payments in the event that such individuals’ employment are terminated (or not extended), including in the event of a change in control of the Company. Following the consummation of the transactions contemplated by the Merger Agreement, if the employment of the individuals party to such

Employment Agreements are terminated (or not extended), such individuals may, under certain circumstances, be entitled to receive compensation in addition to any consideration that they receive as holders of shares of Common Stock. In addition, although none of the current executive officers has any agreement or understanding as to any change in their employment status or compensation following the consummation of the Offer or the Merger, if any, such change or increase are not precluded from taking place in the future.

Robert B. Fagenson

On June 20, 2013, the Company entered into an employment agreement with Robert B. Fagenson, as amended from time to time, and most recently amended on June 29, 2016, on which date its term was extended until September 30, 2016 (the “Fagenson Agreement”). During the fiscal years ended September 30, 2014 and September 30, 2015, Mr. Fagenson’s base salary was set at the rate of $180,000 per annum. Since October 1, 2015, Mr. Fagenson’s base salary was set at the rate of $120,000 per annum. During the fiscal years ended September 30, 2014 and September 30, 2015, Mr. Fagenson received bonuses of $50,000 and $120,000, respectively. Mr. Fagenson is eligible for an annual bonus for each fiscal year of the term of the Fagenson Agreement.

In the event of any termination of the Fagenson Agreement, Mr. Fagenson will be entitled to receive: (i) any accrued but unpaid base salary through the date of termination; (ii) any unpaid or unreimbursed expenses incurred in accordance with the Company’s relevant policy or the Fagenson Agreement, to the extent incurred on or prior to the date of termination; (iii) any benefits provided under the Company’s benefit plans upon termination of the Mr. Fagenson’s employment, in accordance with the terms therein; (iv) any unpaid bonus in respect to any completed fiscal year that has ended on or prior to the date of termination; and (v) any rights to indemnification by virtue of Mr. Fagenson’s position as an officer or director of the Company or its subsidiaries and the benefits under any directors’ and officers’ liability insurance policy maintained by the Company, in accordance with its terms thereof and the Fagenson Agreement. In the event of any Qualifying Termination (as defined in the Information Statement attached as Annex I hereto), Mr. Fagenson is also entitled to receive (i) a lump-sum cash payment of $360,000 less what has been paid in salary; provided that such amount increases by 50% of what is paid pursuant to the calculation described therein if a Qualifying Termination occurs in connection with, contingent on, or within 12 months following, a Change in Control (as defined in the Information Statement attached as Annex I hereto); and (ii) continuation of health benefits for a period not to exceed 18 months.

Mark H. Goldwasser

On July 1, 2008, National entered into an employment agreement with Mark H. Goldwasser, as amended from time to time (the “Goldwasser Agreement”). Pursuant to the Goldwasser Agreement, (i) Mr. Goldwasser’s base salary (1) for the fiscal year ended September 30, 2014, was set at the rate of $440,000 per annum; and (2) for the fiscal year ended September 30, 2015, was set at the rate of $460,000 per annum; and (ii) all bonuses for fiscal years ended September 30, 2014 and September 30, 2015 were at the discretion of the Board and during the fiscal years ended September 30, 2014 and September 30, 2015, Mr. Goldwasser received cash bonuses in the amount of $372,500 and $35,000, respectively. On June 24, 2016, Mr. Goldwasser provided the Company with notice of his decision not to extend the term of the Goldwasser Agreement. The Goldwasser Agreement terminated pursuant to its terms on June 30, 2016, and Mr. Goldwasser thus became entitled to a payment of $400,000 payable pro rata over a twelve month period.

As described above, in the event that Mr. Goldwasser does not consent to the termination of certain of the outstanding stock options previously issued to him, then at the Effective Time, each such outstanding Assumed Option, vested or unvested, shall be converted into and become stock options to purchase shares of Fortress common stock.

Glenn C. Worman

On May 7, 2015, the Company entered into an employment agreement with Glenn C. Worman (the “Worman Agreement”). The Worman Agreement provides a base salary at a rate of $280,000 per annum during the first 12 months, and at a rate of $290,000 per annum during the second 12 months. He was paid a signing bonus of $40,000 on August 9, 2015 and was paid a signing bonus of $35,000 in July of 2016. Mr. Worman received a bonus of $100,000 on or before December 31, 2015. Beginning October 1, 2015, Mr. Worman also became eligible for an annual bonus at the discretion of the Board?

In the event of any termination of employment, Mr. Worman will be entitled to receive (i) his then current base salary through the date of termination; (ii) reimbursement of all reasonable business expenses incurred prior to the date of termination; (iii) all accrued benefits that are payable to Mr. Worman pursuant to any employee benefit plan of the Company at the time and in the manner provided under the applicable plan; and (iv) any bonus earned but not yet paid for a prior fiscal year. In the event Mr. Worman’s employment is terminated by the Company without Cause (as defined in the Information statement attached as Annex I hereto) or by Mr. Worman for Good Reason (as defined in the Information statement attached as Annex I hereto), Mr. Worman will be also entitled to receive an amount equal to one year of his then base salary conditioned upon his execution of a general release. Upon a Change in Control (as defined in the Information statement attached as Annex I hereto), options to purchase 180,000 shares of Common Stock issued to Mr. Woman upon execution of the Woman Agreement will become immediately vested.

Alan B. Levin

On July 1, 2008, the Company entered into an employment agreement with Alan Levin, which was subsequently amended on March 30, 2015 (the “Levin Agreement”). The Levin Agreement provides a base salary of approximately $200,000, and is to be renewed annually for additional one-year terms unless either party gives notice of non-renewal. In addition to his base salary, he is entitled to receive an annual cash bonus determined in the discretion of the Compensation Committee of the Board.

If the Levin Agreement is terminated by the Company without Cause (as defined below) by Mr. Levin for Good reason (as defined below), or if Mr. Levin elects to terminate the Levin Agreement for Good Reason during the 30-day period immediately following a Change in Control (below), Mr. Levin shall be entitled to receive: (i) a severance payment equal to 100% of Mr. Levin’s prior year’s salary; (ii) all accrued obligations; and (iii) continued benefits for a period of 12 months including medical, hospitalization, dental and life insurance programs in which Mr. Levin, his spouse and his dependents were participating immediately prior thereto; and any stock options granted to Mr. Levin shall immediately vest. In the event of Mr. Levin’s termination due to Cause, without Good Reason or the non-renewal of Mr. Levin’s employment agreement, Mr. Levin shall be entitled only to all accrued obligations.

For the purposes of the Levin Agreement, “Good Reason” means: (i) the assignment to the executive of any duties inconsistent in any material respect with the executive’s position; (ii) National’s material failure or refusal to perform any of the compensation obligations required to be performed in accordance with the agreement after a reasonable notice and an opportunity to cure same; (iii) a material diminution in title, duties, responsibilities, reporting relationship or positions; (iv) the relocation of the executive’s principal office location; (v) any decrease in salary or bonuses payable pursuant to the terms of the agreement without the executive’s written consent; and (vi) the cessation of his position for any reason without his written consent; Any one of these events shall not be deemed to constitute Good Reason if, within a 30-day notice period, the event or circumstance giving rise to Good Reason has been fully corrected by National.

For the purposes of the Levin Agreement, “Cause” means (i) the executive’s commission of a felony or other crime involving moral turpitude, or the commission of any other act or omission involving dishonesty or fraud with respect to National or any of its subsidiaries or affiliates; (ii) alcoholism or drug addiction that materially impairs the executive’s ability to perform his duties; (iii) the substantial and repeated failure to perform duties as reasonably directed by the President), after reasonable notice and an opportunity to cure same; (iv) any material breach or violation of executive’s fiduciary duty owed to National or any of its subsidiaries or affiliates; (v) acts of willful misconduct or gross negligence with respect to National or any of its subsidiaries or affiliates; (vi) any material breach of the agreement which is not cured after reasonable notice is provided; or (vii) action taken by a regulatory body or self-regulatory organization that substantially impairs the executive’s ability to perform his duties pursuant to the employment agreement.

For the purposes of the Levin Agreement, “Change in Control” means (i) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets or stock of National (a “Business Combination”), in each case, unless, following such Business Combination, all or substantially all of the individuals or entities who were the beneficial owners, respectively, of the voting securities of National entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns National or all or substantially all of National’s assets either directly or through one or more subsidiaries); (ii) approval by National’s stockholders of a complete dissolution or liquidation of National; or (iii) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of National representing 35% or more of the combined voting power of National’s then outstanding securities eligible to vote for the election of the Board of Directors of National.

The payments and benefits provided for by the Employment Agreements, and the circumstances under which individuals would be entitled to receive them, are described more fully in “Item 8—Additional Information—Golden Parachute Compensation”.

The foregoing summary of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to such Employment Agreements, which are filed as Exhibits (e)(7)-(e)(18) to this Statement and are incorporated herein by reference.

Severance Policy for Non-Management Directors

Pursuant to the Company’s severance policy for non-management directors, if a director has served for at least three years and resigns from the Board before the end of his then current term, he shall receive a payment of $30,000 for each full year of his unfinished term (he will not be entitled to this payment with respect to the year in which he resigns), and each such payment shall be made immediately following the annual meeting of stockholders relating to the year in which he is not serving as a director. Assuming that they leave the Board prior to September 30, 2016, Messrs. Lerner, Abbe, Giardina, Silverman and Wasserman will receive payments of $30,000 when they leave the Board under the policy, and Messrs. Plimpton and Powers will receive payments of $60,000 when they leave the Board under the policy.

Employee Matters Following the Offer

The Merger Agreement provides that, from and after the time at which Acquisition Sub first accepts shares of Common Stock for payment (the “Acceptance Time”), the Company shall, or, if the Merger Condition is satisfied, Fortress shall cause the surviving corporation to, honor all Company benefit plans, compensation arrangements and agreements in accordance with their terms as in effect immediately before the Acceptance Time, provided that nothing in the Merger Agreement prohibits the amendment or termination of any of the foregoing in accordance with their terms.

Section 16 Matters

Pursuant to the Merger Agreement, the Company and the Board (or committees thereof) shall take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Indemnity and Insurance

Pursuant to the Merger Agreement, the Company’s directors and officers will be entitled to certain ongoing indemnity and coverage under directors’ and officers’ liability insurance for a period of six years. Such individuals are also entitled to certain ongoing indemnity pursuant to the Company’s certificate of incorporation and bylaws, as in effect from time to time, and under Delaware law.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation—No Opinion/Remaining Neutral toward the Offer

Based upon the recommendation of independent committees of the Board, during a meeting held on April 26, 2016, the Board unanimously approved the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement, and the transactions contemplated by those agreements, including the Offer. Additionally, during a meeting held on August 10, 2016, the Board unanimously approved Amendment No. 1 to the Merger Agreement. A complex range of competing considerations were analyzed by the Board in approving these transactions, which analysis included a thorough review of the Offer with the Company’s senior management, the Board’s legal advisers, and consideration of the Offer Price with Berkshire Capital Securities LLC (“Berkshire”), the Board’s independent financial adviser, and as a result, while the Board has determined that such transactions are in the best interests of the Company and its stockholders, it has resolved to remain neutral and to make no recommendation to the holders of the shares of Common Stock as to whether or not to accept the Offer and tender their shares pursuant to the Offer.

The Board makes no recommendation to the Company’s stockholders regarding whether to accept the Offer and tender their shares pursuant to the Offer. In approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Board consulted with the Company’s senior management, its legal advisers, and Berkshire, and reviewed, evaluated and considered numerous factors and a wide range of information and data. An important reason why the Board unanimously deemed the Merger Agreement to be in the best interest of the Company and its stockholders is that it offers stockholders the option to cash out of their stock position with the Company entirely at a price that Berkshire deemed to be fair from a financial point of view, or to remain an investor in the Company to see if the Company can achieve better performance under the guidance of the directors designated by Fortress that will be appointed to the Board upon consummation of the Offer. Additionally, a fundamental reason that the Board has determined to remain neutral and to make no recommendation to the holders of the shares of our Common Stock as to whether or not to accept the Offer and tender their shares pursuant to the Offer is that, as more fully discussed below, the members of the Board who are also stockholders of the Company currently intend to tender only a portion of their shares of Common Stock and to retain the balance. The Company urges each stockholder to make its own decision regarding whether to tender its shares pursuant to the Offer, including, among other things, the adequacy of the Offer Price, based on all available information and in light of the stockholder’s own investment objectives; the stockholder’s view with respect to the Company’s prospects and outlook; the matters considered by the Board, as noted below; and any other factors that the stockholder deems relevant to its investment decision.

(b) Background and Reasons for the Board’s Position

Background of the Transaction

The Board and the Company’s management team regularly review and assess the Company’s business strategies and objectives, and the Board regularly reviews and discusses the Company’s performance, risks and opportunities, all with the goal of enhancing stockholder value. The Board and the Company’s management team regularly review and evaluate pursuing various strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions. These strategic alternatives include the continued operation of the Company as an independent, standalone company, acquiring new businesses, strategic alliances, and business combinations. The Board and the Company’s management team utilize both internal resources and external advisors, including Berkshire as the Board’s financial advisor, in connection with certain reviews and evaluations and other matters.

On November 24, 2014, B. Riley Financial, Inc. (“B. Riley”) submitted to the Board an unsolicited $0.62 per share acquisition offer in stock and cash for all of the outstanding shares of Common Stock. Negotiations ensued, and on May 18, 2015, B. Riley submitted to the Board a letter restating its interest in pursuing a transaction (which offer price was adjusted to $6.20 per share to reflect a one-for-ten reverse stock split that was effectuated by the Company on February 19, 2015). B. Riley’s offer was followed by negotiations and due diligence, but was terminated on or around July 15, 2015.

Kenneth Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) represented the strategic review committee of the Board (the “Strategic Review Committee”) during its negotiations with B. Riley, and continued to do so with respect to future negotiations, including those that resulted in the Offer. In addition, the Company continued to be represented by James Kaplan (initially of Troutman Sanders LLP and currently of Pryor Cashman LLP, and hereinafter referred to as “Company Counsel”). Other Board committees were also formed, including the independent review committee, which was composed solely of independent directors of the Company that do not own any shares of capital stock (together with the Strategic Review Committee, the “Independent Review Committees”), the executive negotiating committee, and the drafting committee. The Strategic Review Committee consisted of Messrs. Plimpton, Powers, Wasserman, Lerner, Abbe and Silverman, and the independent review committee consisted of Messrs. Lerner, Wasserman and Giardina.

On October 30, 2015, B. Riley submitted to the Board an unsolicited written indication of interest to purchase 1,666,666 newly issued shares of Common Stock for $3.00 per share in cash from the Company and all of the outstanding shares of Common Stock not already owned by B. Riley or its affiliates for $3.00 in stock and cash.

On November 10, 2015, B. Riley revised its written indication of interest to purchase 1,538,462 newly issued shares of Common Stock for $3.25 per share in cash and all of the outstanding shares of Common Stock not already owned by B. Riley or its affiliates for $3.25 in stock and cash.

On November 18, 2015, CB Pharma Acquisition Corporation, now known as Origo Acquisition Corporation (“CB Pharma”), submitted to the Board a non-binding proposal to acquire all of the outstanding shares of Common Stock for $3.25 per share in cash (which is the same consideration that was ultimately provided for in the executed Merger Agreement) or, for stockholders of the Company who choose instead to receive common stock of CB Pharma in lieu of cash, up to 50% of their outstanding shares of Common Stock in exchange for $3.50 per share in common stock of CB Pharma. CB Pharma is a SPAC, and its structure is typical of SPACs, with virtually all of its funds held in trust pending a business combination, and with its public stockholders having the right to elect to receive their pro rata share of the trust even if a business combination is approved.

Also on November 18, 2015, the Board held a meeting in which Robert B. Fagenson, the chief executive officer of the Company, described CB Pharma’s offer and informed the Board that one of the principals of CB Pharma, Michael Weiss, previously served as chairman of the Board.

On November 25, 2015, CB Pharma issued a press release announcing its proposal to acquire all of the outstanding shares of the Common Stock pursuant to the terms described above.

On November 27, 2015, B. Riley updated its written indication of interest to purchase all of the outstanding shares of Common Stock not already owned by B. Riley or its affiliates for $3.25 in shares of B. Riley common stock.

On November 30, 2015, the Board held a meeting in which Richard Abbe, a member of the Strategic Review Committee, expressed the Strategic Review Committee’s recommendation that a non-binding letter of intent (the “LOI”) be entered into with B. Riley. Nick Sheumack of Berkshire also made a presentation about recent discussions with B. Riley and CB Pharma, indicating that due diligence was required on both potential partners before Berkshire would be able to discuss the fairness of the price or structure of either proposal. Mr. Sheumack recommended that the LOI be signed because he had been led to believe that, if the Company refused, B. Riley would have no further interest in proceeding with discussions.

On November 30, 2015, the Company and B. Riley entered into the LOI. The LOI contemplated that the parties would enter into two separate transactions. In the first transaction, the parties would enter into a subscription agreement such that, within 30 days of signing the LOI, B. Riley would purchase $5 million worth of shares of Common Stock at a price of $3.25 per share. Thereafter, in the second transaction, the parties would enter into a definitive agreement for B. Riley to acquire the remainder of the Company’s outstanding shares of Common Stock, also for $3.25 per share, with the exact structure of the acquisition to be determined. The LOI granted B. Riley a 30-day exclusivity period in order to give the Company time to evaluate the merits of B. Riley’s offer, engage in negotiations and conduct due diligence. The Company filed a Current Report on Form 8-K announcing the entry into the LOI on December 11, 2015.

The Company determined to enter into the LOI and to give B. Riley the associated 30-day exclusivity period for a number of reasons, including that B. Riley had indicated that it would withdraw its offer without such exclusivity, and the structural issues relating to SPACs, which issues, as discussed below, caused the Company to terminate negotiations with CB Pharma in early 2016 following the termination of discussions with B. Riley.

From the execution of the LOI until the expiration of the exclusivity period, the Company and B. Riley devoted most of their time to conducting due diligence on each other. On December 22, 2015, drafts of definitive transaction documents were provided to the Company by B. Riley. The draft merger agreement provided that the Company’s stockholders would receive shares of B. Riley common stock as consideration in the transaction.

On December 7, 2015, representatives of B. Riley attended a meeting in New York City with a number of the Company’s independent branch office owners to answer questions regarding B. Riley’s plans and business philosophy. Also in attendance were Messrs. Fagenson, Mark Klein and Abbe.

On December 8, 2015, a conference call was held between Mr. Fagenson and representatives from B. Riley during which B. Riley asked whether the Company had commenced negotiations with CB Pharma. Mr. Fagenson indicated that the Company had not commenced such negotiations due to the exclusivity period granted to B. Riley under the LOI.

On December 11, 2015, the Board held a meeting in which Mr. Sheumack gave an update on the diligence process with B. Riley. He indicated that, based on the fact that B. Riley had still not delivered much of the material requested by the Company, it was unlikely that the parties would be able to enter into an agreement by the end of B. Riley’s exclusivity period.

On December 23, 2015, the Board held a meeting in which Mr. Fagenson reported on recent discussions with B. Riley, noting that the retention of brokers/investment advisors, and which parties would bear the costs associated therewith, had emerged as issues of contention. Messrs. Koch and Sheumack suggested that a list of unresolved issues be generated for discussion with B. Riley.

On December 27, 2015, the exclusivity period granted under the LOI expired pursuant to its terms. The Company declined to extend such exclusivity period due to its significant concerns about the drafts sent by B. Riley, and the Company’s desire to engage in negotiations with other potential interested parties.

On December 28, 2015, representatives of the Company and B. Riley held a conference call. Informal talking points generated by Berkshire, which included significant input from Mintz, and which addressed certain of the Company’s and its advisers’ key concerns about B. Riley’s drafts, were used as the basis for this discussion. Such concerns included that the minority investment proposed in the LOI was untenable from a fiduciary duty standpoint, the draft merger agreement contained a number of conditions which made the transaction unfair, and other issues.

Following the expiration of B. Riley’s exclusivity period, Berkshire contacted CB Pharma on behalf of the Company.

On January 11 and January 14, 2016, the Company entered into non-disclosure agreements with CB Pharma and Fortress, respectively.

On January 14, 2016, the Board held a meeting in which Mr. Sheumack gave an update on the Company’s discussions with B. Riley and CB Pharma. Mr. Sheumack reported that B. Riley would temporarily maintain the status quo of its offer to allow the Company time to engage in discussions with CB Pharma after the expiration of B. Riley’s exclusivity period.

On January 21, 2016, a meeting was held at the offices of Opus Point Partners, an entity affiliated with officers of CB Pharma, which was attended by Dr. Lindsay Rosenwald, co-chairman of the board of directors of CB Pharma and chairman of the board of directors, president and chief executive officer of Fortress, and Mr. Weiss, co-chairman of the board of directors of CB Pharma and director and executive vice chairman, strategic development of Fortress, Graubard Miller, counsel to CB Pharma, Andrew Scott of Fortress, Messrs. Fagenson and Abbe from the Company, Company Counsel, Mintz, and representatives of Berkshire. A number of items were discussed, including the concept of Fortress, an entity affiliated with CB Pharma, backstopping CB Pharma’s financial commitment by depositing into escrow an amount equal to the total amount that would be paid if all of the shares of Common Stock were acquired. There was also discussion about Fortress’s ability to make such a financial commitment, as well as other issues concerning Fortress’s assumption of CB Pharma’s obligations if the scheduled expiration date of the SPAC occurred prior to the consummation of a transaction with the Company. Additionally, it was discussed whether a transaction could be structured as a tender offer rather than as a merger requiring stockholder approval, with the parties agreeing that such a structure, while possible, would be difficult to accomplish.

Also on January 21, 2016, Mr. Fagenson spoke with Mr. Weiss and indicated the Company’s concerns about entering into a business combination with a SPAC.

On January 25, 2016, B. Riley notified the Company that it was withdrawing its previously reported acquisition offer and was terminating its discussions with the Company due in part to the Company’s decision not to grant an additional exclusive time period during which the definitive agreements could be negotiated. The Company continued to believe that it was not in the best interests of its stockholders to extend the exclusivity period with B. Riley in order that discussions with CB Pharma and other potential interested parties could be held without further restrictions.

On January 26, 2016, representatives of the Company and CB Pharma held a conference call to discuss CB Pharma’s due diligence process.

On January 26, 2016, the Board held a meeting in which Mr. Fagenson reported that the Company would issue a press release relating to B. Riley’s withdrawal of its acquisition offer.

On January 29, 2016, in furtherance of its due diligence process, CB Pharma was granted access to the Company’s virtual data room.

On February 5, 2016, Mintz and representatives of CB Pharma, including Mr. Weiss, the Co-Chairman of CB Pharma’s board of directors, held a conference call to discuss certain aspects of the proposed transaction, including the possibility of the Company remaining public after the Offer was consummated, the due diligence process, CB Pharma’s various financing hurdles, and other of the Company’s concerns.

Between February 8 and February 16, 2016, representatives of Berkshire met with representatives of the Company, including Messrs. Fagenson and Glenn C. Worman, executive vice president of finance of the Company, in order to receive financial updates and to discuss the ongoing diligence process with CB Pharma.

On February 9, 2016, the Board held a meeting in which Mr. Fagenson provided an update regarding the consideration of a new structure involving Fortress rather than CB Pharma, due to the restrictions and risks inherent in dealing with a SPAC, including but not limited to the fact that a SPAC might have been required to redeem the shares of its stockholders. Mintz provided some materials showing recent trends as to the level of such redemptions in SPAC transactions. In the proposed structure, Fortress, which would previously have been a guarantor of CB Pharma’s obligations, would make a tender offer for all of the shares of Common Stock, but would only close the offer if at least 50.1% of the Company’s outstanding shares of Common Stock were tendered in the offer. Additionally, upon the closing of the offer and depending on the percentage of shares that remained outstanding after the closing of the offer, the Company would either undergo a merger with a subsidiary of Fortress or remain a public entity. The percentage of shares that needed to remain outstanding for the Company to continue as a public company had not yet been determined, although levels of 10% and 25% of the outstanding shares were mentioned. Protections for non-tendering stockholders after the closing of the offer (assuming a merger was not completed) were also discussed.

On February 10, 2016, representatives from Mintz, Company Counsel, Mr. Weiss and Alston & Bird LLP, counsel to Fortress (“Alston”), held a conference call, during which certain of the proposed deal terms were discussed. The parties discussed the percentage of shares that needed to remain outstanding after the closing of the tender offer in order for the Company to remain a public entity. An initial range of 10-25% was discussed. Stockholder protections in the event that the Company remained a public entity and the FINRA approval process for the transaction were also discussed, given that the proposed structure may not follow the traditional path of a tender offer followed by a merger at the same price as the tender offer and the Company being wholly-owned by Fortress.

On February 18, 2016, Alston provided an initial draft of the Merger Agreement to Mintz, and on February 23, 2016, Mintz, Company Counsel, and Alston held a conference call to discuss the draft. The points discussed included but were not limited to the percentage of shares that needed to remain outstanding after the closing of the tender offer in order for the Company to remain a public entity, the potential terms of the Stockholder Rights Agreement, including what activities would be permitted or prohibited, and the length of such prohibitions and restrictions, in the event that the Company remained a public entity, potential segregation of Fortress’s funds needed to consummate the tender offer, and the proposed termination fee, including the fact that Alston’s initial draft did not contemplate a reverse termination fee.

Also on February 18, 2016, representatives of Berkshire met with Messrs. Fagenson and Worman to provide the Company with updated preliminary valuation implications of the proposed CB Pharma offer price of $3.25.

From late February 2016 and the date hereof, representatives from the Company, Mintz, Company Counsel, Alston, and Fortress communicated with Kenneth Norensberg of Luxor Financial Group, Inc., the Company’s FINRA consultant, concerning the FINRA approval process and the application associated therewith. Mr. Norensberg was formally engaged by the Company on April 26, 2016.

On February 22, 2016, Alston provided to Mintz and Berkshire a supplemental due diligence request list.

On February 25, 2016, Mintz provided an initial draft of the Stockholder Rights Agreement to Alston.

On February 26, 2016, Alston provided an initial draft of the Support Agreement to Mintz.

On February 29, 2016, the Company terminated discussions with CB Pharma due to the restrictions and risks inherent in dealing with a SPAC, which termination was publicly disclosed in a Current Report on Form 8-K filed on March 1, 2016.

On March 2, 2016, Mintz provided a revised draft of the Support Agreement to Alston, and Berkshire provided to Fortress an updated due diligence tracker, which indicated the status of each of the various diligence-related items. Informal discussions concerning Fortress’s and the Company’s due diligence processes continued throughout March and April of 2016.

Also on March 2, 2016, Alston provided a revised draft of the Stockholder Rights Agreement to Mintz. Changes made in the draft included (i) a reduction in protection against going private transactions and business combinations from five years, to the earlier of one year and that date that the Acquisition Sub and its affiliates own less than 20% of the Common Stock, (ii) the addition of a section outlining the composition of the Board after the consummation of the Offer, and (iii) mechanisms for enforcement by the stockholders of their rights under the Stockholder Rights Agreement.

On March 7, 2016, Alston provided a revised draft of the Merger Agreement to Mintz. Changes made in the draft included, among other things, (i) the obligation of Fortress to deposit the funds for the offer into a segregated bank account, (ii) in the event the Company remains a public entity after the consummation of the Offer, the obligation for the Company to issue warrants to the stockholders of the Company to purchase 0.25 shares for each share of Common Stock then owned, and (iii) the payment of a termination fee by the Company to Fortress under certain specified circumstances.

Also on March 7, 2016, representatives of Berkshire met with Messrs. Fagenson and Worman to provide the Company with updated preliminary valuation implications of Fortress’s proposed offer price of $3.25.

On March 8, 2016, Alston provided a revised draft of the Support Agreement to Mintz. On that same day, Company Counsel provided a revised draft of the Merger Agreement’s representations, warranties, and covenants to Fortress. Negotiations regarding such representations, warranties, and covenants continued throughout March and April of 2016.

On March 10, 2016, a meeting occurred between representatives from the Company and Fortress, including Mr. Abbe, Fred Powers, and Mr. Fagenson from the Company, and Mr. Weiss from Fortress, to review deal terms and open issues. Pricing was discussed, as was the addition of the warrant and the amount, exercise period, and exercise price thereof, but terms were not finalized.

Also on March 10, 2016, Mintz provided revised drafts of the Merger Agreement, Stockholder Rights Agreement and Support Agreement to the Board’s drafting committee. Such drafts were provided to the full Board on March 11, 2016. Thereafter, the terms of the transaction were discussed extensively among the members of the drafting committee, Mintz, representatives from the Company, including Mr. Fagenson, Berkshire, and Company Counsel.

On March 12, 2016, Mintz provided representatives from Alston with a list of open points, and on March 15, 2016, a conference call among Mintz, Alston, and Company Counsel was held during which the list of open was discussed. With regard to the Merger Agreement, points discussed included, but were not limited to, issues concerning the timing of the execution of the Stockholder Rights Agreement (specifically, that the Company preferred to sign simultaneously with the execution of the Merger Agreement, as opposed to at closing of the offer), the timing for the commencement of the Offer as it relates to FINRA’s approval process, the requirement that the Board be able to waive standstills under the Merger Agreement in furtherance of its fiduciary duties, issues concerning director and officer indemnification, the removal of the minimum condition for the closing of the offer, and termination fees, including size, reciprocity, triggers, tails, and the potential for a reverse termination fee. With regard to the Stockholder Rights Agreement, points discussed included, but were not limited to, providing stronger protections to remaining stockholders in the event of a going private transaction, obtaining a fairness opinion in the event of an affiliate transaction, and the inclusion of language to prevent the Company from effecting a reverse stock split in order to cash out remaining stockholders at an unfair price. Thereafter, Messrs. Fagenson and Weiss communicated in an effort to resolve certain of the related open business points.

On March 17, 2016, the Board held a meeting in which Mintz provided an update as to the status of the transaction, and provided an overview of certain key aspects of the Merger Agreement, including, but not limited to, the indemnification of directors, the treatment of employees post-tender, waivers of standstill provisions, termination fees, the potential for a reverse termination fee, segregation of funds, “fiduciary out” provisions, and the FINRA approval process. With regard to the structure of the transaction, Mintz indicated that, while the potential for the Company remaining public post-offer was unusual, the Board was considering this approach in an attempt to obtain a better price from Fortress. Mintz also indicated that the Company should continue to negotiate the Stockholder Rights Agreement in order to improve minority stockholder protections. It was also discussed that the Company would further negotiate the Merger Agreement so that the offer would still close even if less than 50% of the shares of Common Stock were tendered in response to the offer. Mr. Sheumack of Berkshire also provided the Board with a market update and discussed the potential Fortress transaction.

On March 24, 2016, a conference call among Mintz, Alston, and Company Counsel was held. During the call, it was agreed that the minimum condition for the offer would be removed so that the offer would close regardless of how many stockholders tendered, thus providing a higher level of certainty that the offer would be consummated. In addition, Alston agreed on behalf of Fortress to the Company’s request for a reverse termination fee for failure to segregate funds and failure to close the tender offer if all of the conditions to closing are met, and accepted the Company’s proposal concerning the Board’s ability to waive standstills under the Merger Agreement in furtherance of its fiduciary duties. Alston also indicated that it would discuss with Fortress the possibility of providing a reverse termination fee for failure to commence the Offer in accordance with the Merger Agreement. The parties also discussed the mechanics regarding the Company’s registration of the warrant. The parties continued to negotiate the protections provided to remaining stockholders under the Stockholder Rights Agreement.

On March 25, 2016, Alston provided revised drafts of the Merger Agreement and the Stockholder Rights Agreement to Mintz, which drafts reflected the changes discussed during the March 24, 2016 conference call.

On April 5, 2016, the Board held a meeting in which the Board discussed the number of board seats to be allotted to Fortress. It was determined that Fortress’s board representation should depend on the number of shares acquired pursuant to the Offer. The Board also determined that it was not necessary for Berkshire to conduct another “market check” in advance of the execution of the Merger Agreement in light, among other things, of the previous market check, the very public nature of the disclosure concerning the Company’s attempts to sell itself, and the fact that there had been neither an exclusivity arrangement nor any type of break-up fee to chill the ability of a third party to engage the Company in negotiations. Mr. Koch provided an overview of the open points in the Stockholder Rights Agreement, indicating that he would continue to negotiate for improved minority stockholder protections, but he also stated the terms of the Stockholder Rights Agreement would be disclosed to the Company’s stockholders in advance of the Offer, and that they would thus be able to make an informed decision concerning whether to tender any or all of their shares of Common Stock in light of the limitations of such protections.

On April 7, 2016, Mintz provided comments to the Merger Agreement to Alston. Also on April 7, 2016, Alston provided to Mintz a revised draft of the Support Agreement, which draft no longer included the requirement that all signatories agree to tender their shares of Common Stock, along with an initial draft of the Voting Agreement and the form of warrant agreement.

On April 8, 2016, representatives of the Company, including Mr. Fagenson, and Fortress, including Mr. Weiss, met to discuss the landscape of the transaction. With regard to the Merger Agreement, Mr. Fagenson negotiated for a more favorable termination fee, sought to finalize the terms of the warrant, and indicated the Company’s preference for Fortress not to wait to commence the Offer until all approvals from FINRA were received. With regard to the Stockholder Right Agreement, Mr. Fagenson sought to improve minority stockholder protections by seeking the inclusion of language to prevent the Company from effecting a reverse stock split in order to cash out remaining stockholders at an unfair price, and the expansion of the prohibition on going private transactions from one to three years. Mr. Fagenson also indicated that it would be a violation of the Board’s fiduciary duties to allow Fortress to nominate its director designees in perpetuity, and suggested instead that such designees remain in place only until the Company’s 2016 annual meeting of stockholders.

On April 10, 2016, the executive negotiating committee of the Board held a meeting by telephone conference in which open issues were discussed, including but not limited to the composition of the Board post-Offer, the termination fee, proposed timing for the commencement of the Offer, and enhanced stockholder protections in the Stockholder Rights Agreement.

On April 11, 2016, the executive negotiating committee of the Board held a meeting by telephone conference in which representatives from Fortress and Alston were invited to participate. With respect to the composition of the Board post-offer, it was contemplated that the Board would be reduced to five members, and that (i) if Fortress acquired 25% or less of the shares of the Common Stock, Fortress would be entitled to designate three directors, (ii) if Fortress acquired more than 25% but less than or equal to 50% of the shares of the Common Stock, then it would be entitled to designate four directors, and (iii) if Fortress acquired 50% or more of the shares of the Common Stock, then it would be entitled to designate five directors. Mintz stated that the Board’s nominating committee must vet the individuals to be included in Fortress’s proposed slate of directors. With respect to the Stockholder Rights Agreement, Mintz reiterated the Board’s desire for a three-year limitation on certain post-offer going private transactions, and it was agreed that representatives from Mintz and Alston would to continue to discuss the terms of the Stockholder Rights Agreement. However, it was agreed that the Stockholder Rights Agreement would become effective only if Fortress acquired 35% of the shares of the Common Stock, and that a fairness opinion would be provided in the event of an affiliate transaction. With regard to warrant coverage, the Company requested a more favorable ratio than the ratio of 0.25 to 1 share of Common Stock that was being contemplated, and Mr. Weiss indicated that Fortress would make a new proposal soon. With regard to termination fees, a reverse termination fee of $4,375,000 was agreed to, including expenses, and it was agreed that Mintz and Alston would continue to discuss the precise terms of the termination fee, including the length of the tail, and the percentage required for a competing offer to be deemed a “Superior Proposal”.

On April 12, 2016, Mintz and Alston held a conference call to discuss the termination fees, including whether expenses provided under the Merger Agreement should be credited against such termination fees, and enhanced stockholder protections under the Stockholder Rights Agreement. Mr. Koch also requested again the identities of the individuals to be included in Fortress’s proposed slate of directors. Subsequent to the call, and throughout early and mid-April of 2016, the parties conducted independent research and had additional communications about the size and scope of the termination fee.

On April 13, 2016, Mintz provided revised drafts of the Support Agreement and the Voting Agreement to Alston.

On April 14, 2016, Alston provided revised drafts of the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement, and the form of warrant agreement to Mintz, which drafts addressed the issues discussed during the April 11, 2016 meeting of the executive negotiating committee of the Board and subsequent conversations between Mintz and Alston.

On April 15, 2016, Company Counsel provided Alston a revised draft of the representations, warranties and covenants in the Merger Agreement.

Also on April 15, 2016, Alston provided to Mintz drafts of the resolutions of the Board regarding the resignation and election of directors designated by Fortress post-Offer and the form of resignation letters contemplated by the Merger Agreement.

On April 17, 2016, the executive negotiating committee of the Board held a meeting in order for Mintz to provide an update as to the status of the terms of the transaction. During the week of April 18, 2016, the Company and Fortress, together with their respective advisors, including Mintz, Company Counsel and Alston, communicated regarding the remaining open points in the transaction documents, which included Fortress’s proposed slate of directors, the termination fee, the FINRA approval process and its impact on the timing of the commencement of the Offer, the representations and warranties, and the Stockholder Rights Agreement.

On April 18, 2016, Berkshire provided to the Board a draft engagement letter in connection with its provision of a fairness opinion, which letter was executed on April 20, 2016.

On April 19, 2016, Fortress provided to the Company its proposed slate of directors.

Also on April 19, 2016, a conference call was held among Messrs. Fagenson, Powers, Abbe, Koch, and Kaplan, during which open items in the Merger Agreement and Stockholder Rights Agreement were discussed in preparation for an all-hands meeting to occur on April 20, 2016.

Also on April 19, 2016, the Company provided Alston with an initial draft of the disclosure schedules.

On April 20, 2016, a conference call among representatives of Fortress and the Company, Mintz, Alston and Company Counsel was held where the parties discussed various open items in the transaction documents, including the waiver of the FINRA closing condition, the expense reimbursement by the parties and the triggers for the reverse termination fees. The parties agreed that the amount of the termination fee was still open to discussion.

Also on April 20, 2016, Alston provided the Company with an initial set of comments to the disclosure schedules. The parties continued to discuss the disclosure schedules until April 27, 2016.

On April 21, 2016, Alston provided revised drafts of the Merger Agreement and the Stockholder Rights Agreement to Mintz. Later in the day, Mintz provided comments to such drafts to Alston, with revised language concerning the responsibility for payment of transaction expenses in the event that the FINRA condition is not met.

Also on April 21, 2016, meetings of Independent Review Committees were held, during which Mr. Koch provided an update on the status of discussions with Fortress, and gave the members of the Independent Review Committees an opportunity to raise questions and express any doubts that they might not have wanted to raise or express in the presence of the full Board. The consensus view was that the transaction is an unusual structure, and there was some initial discomfort with the concept that Fortress could gain control over the Board without making a significant investment. However, the Independent Review Committees concluded that it was preliminarily in favor of the transaction in light of a number of factors, including that the transaction would provide a liquidity option to stockholders and the option of staying in and receiving a warrant, or doing some of both. The Independent Review Committees also talked about the lengthy process during which it had engaged in various attempted sales, and the fact that the market had both been tested and was, due to the public nature of certain of the sales efforts, very aware that the Company was open to a transaction. Following these discussions, the Independent Review Committees unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, and recommended that the Board remain neutral and make no recommendation to the holders of the shares of Common Stock as to whether to accept the offer and tender their shares of Common Stock pursuant to the offer.

On April 22, 2016, a meeting of the Board was held, during which Mr. Koch provided an update on the status of discussions with Fortress, and reviewed the applicable legal standards in connection with a possible transaction and the terms of the current draft of the Merger Agreement. Also at this meeting, Berkshire reviewed its financial analysis of the Offer and rendered an oral opinion, which was confirmed by delivery of a written opinion dated April 27, 2016, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, was fair, from a financial point of view, to such holders. Following these discussions, the Board conditionally approved the transaction.

On the morning of April 25, 2016, a conference call between Mintz and Alston was held during which the remaining open points in the transaction documents were discussed, including the terms of the warrant, the precise Board composition post-offer, the amount of the termination fee, the establishment of an outside date for the closing of the offer, and in the event that FINRA indicates that it is considering imposing material restrictions or limitations on the Company broker-dealers, the requirement that Fortress commence the offer within five days after the parties have resolved such restrictions or limitations. Subsequently, additional communications were held between Mintz and Alston on April 25, 2016, during which the remaining open points in the Merger Agreement were resolved, including the revised Board structure. It was agreed that the composition of the Board post-offer would be as follows: (i) if less than 80% of the outstanding shares are tendered in the Offer, the size of the Board would be reduced to seven directors and Fortress would be entitled to designate five members to the Board, and (ii) if at least 80% of the outstanding shares are tendered in the Offer, then (x) upon the closing of the offer, the size of the Board will be reduced to five directors, and Fortress would be entitled to designate three members to the Board, and (y) upon the closing of the merger, the remaining two directors will resign and Fortress would be entitled to designate two additional members to the Board.

Also on April 25, 2016, a meeting of the Board was held, during which the post-Offer Board structure contemplated by the final Merger Agreement was presented and approved. William Lerner of the Board’s nominating committee reported that the nominating committee had received from Fortress resumes of its proposed nominees, and that all such nominees appeared to be qualified, subject to interviews and their completion of the Company’s director and officer questionnaire. Mr. Norensberg also reported on the process for submitting the Form 1017 application to FINRA and provided an update as to the expected timing.

Also on April 25, 2016, and on April 26, 2016, Alston provided a revised draft of the Merger Agreement to Mintz.

On April 26, 2016, a meeting of the Board was held, during which it determined that the transaction was in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, approved the execution and delivery by the Company of the Merger Agreement and the performance by the Company of its covenants and agreements and the consummation of the Offer, and resolved to remain neutral and make no recommendation to the Company’s stockholders as to whether to tender their shares pursuant to the Offer. The Board also approved the final proposed changes to the post-Offer structure, and Mr. Sheumack indicated that Berkshire was prepared to issue its opinion that the cash offer price of $3.25 per share was fair from a financial point of view. Such opinion was delivered on April 27, 2016.

On April 27, 2016, Fortress’s board of directors held a special meeting where it approved and adopted the Merger Agreement, the other transaction documents to which Fortress is a party and the execution, delivery and performance of the Merger Agreement and the other transaction documents to which Fortress is a party.

On April 27, 2016, the Merger Agreement was finalized and executed by the Company, Fortress and Acquisition Sub.

On the morning of April 28, 2016, the Company and Fortress issued press releases announcing the execution by the parties of the Merger Agreement.

During the course of exchanging drafts of the Offer documents, Fortress indicated that it was considering proposing to the stockholders a super-voting class of preferred stock to be owned by Fortress, as well as a management agreement pursuant to which Fortress would provide certain management services to the Company for a fee. In subsequent discussions, Fortress indicated to the Company that similar provisions were typical in arrangements in place between Fortress and certain of its subsidiaries. The Company indicated that having such provisions in place at the time of an initial public offering was different than putting them in place in with respect to an already public company, might also violate Nasdaq’s rules as to super-voting stock and could add to the complexity of the FINRA application. Following such discussions, Fortress withdrew the proposal.

The Merger Agreement provides that the Offer will not commence until FINRA deems the Company’s Rule 1017 continuing member application to be substantially complete and imposes no material conditions or limitations on the Company’s business. A change of control of the Company’s broker-dealer subsidiaries, which is possible upon consummation of the Offer and/or the Merger, requires FINRA’s approval.

On May 24, 2016, the Company submitted a substantially complete Rule 1017 application to FINRA. Since that date, there has been a written request for additional information from FINRA, to which the Company responded, as well as numerous discussions with FINRA staff in connection with the Rule 1017 application. On August 8, 2016, FINRA staff responded to an e-mail from the Company, confirming that it is continuing to review the Rule 1017 application.

In connection with FINRA’s statement that it is continuing to review the Rule 1017 application, Fortress and Acquisition Sub indicated that they would be prepared to commence the Offer despite their belief that the FINRA condition to commence the Offer might not have been met, if the Company would forego the requirement to have the Offer funds segregated before the launch. In such event, Fortress would commence the Offer immediately.

On August 10, 2016, the Board considered the proposal. Although the Board did not necessarily agree with Fortress’s’s view that the FINRA condition to commence the Offer had not been met, it considered the continued delay that might result from seeking to demonstrate otherwise. The Board also considered that the current circumstances could be harmful to the Company given the state of uncertainty and certain of the covenants that it was subject to, pending the commencement and completion of the Offer. It examined the cash on hand (approximately $71,000,000) reflected in Fortress’s Form 10-Q for the period ended June 30, 2016 and considered the representations of Messrs. Rosenwald and Weiss as to the availability of funds to finance the Offer. The Board discussed the advantages of commencing the Offer immediately, and concluded that eliminating the requirement that the Offer funds be segregated, based on Fortress’s cash on hand and the assurances it had received, was appropriate in order to provide for the immediate commencement of the Offer and to allow the stockholders the opportunity to decide whether to tender any of their shares.

On August 10, 2016, the Board held a special meeting where it approved and adopted Amendment No. 1 to the Merger Agreement.

On August 11, 2016, Fortress’ board of directors held a special meeting where it approved and adopted Amendment No. 1 to the Merger Agreement.

On August 12, 2016, the Offer was commenced.

Reasons for the Board’s Position

An important reason that the Board unanimously approved entering into the Merger Agreement is that it offers stockholders the option to cash out of their stock position with the Company entirely at a price that Berkshire determined to be a fair price, or to remain an investor in the Company to see if it can achieve better performance under the guidance of the directors designated by Fortress that will be appointed to the Board upon consummation of the Offer. Different stockholders with different liquidity needs or differing views as to the Company’s potential can choose to (a) tender all of their shares of Common Stock pursuant to the Offer, (b) retain all of their shares, which, if the Merger Condition is not satisfied, could also result in the issuance of warrants on a record date to be established in the future, or (c) reduce their risk and achieve some liquidity by tendering only a portion of their shares of Common Stock, which, for the shares not tendered, if the Merger Condition is not satisfied, could result in the issuance of warrants on a record date to be established in the future.

The Board has also determined to remain neutral and to make no recommendation to the Company’s stockholders regarding whether to accept the Offer and tender their shares pursuant to the Offer because, as more fully discussed below, the Board members who are also stockholders of the Company currently intend to tender only a portion of their shares of Common Stock and to retain the balance. Under such circumstances, recommending that stockholders should tender or not tender would be inappropriate.

In approving the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement, and the transactions contemplated by those agreements, including the Offer, and in determining to make no recommendation to the Company’s stockholders regarding whether to accept the Offer and tender their shares pursuant to the Offer, the Board consulted with the Company’s senior management, its legal advisers, and Berkshire, and reviewed, evaluated and considered numerous factors and a wide range of information and data, including:

•	Individual Investment Decision and Optionality. The Board believed it achieved better terms by entering into a transaction in which after the closing of the offer, the Company would either remain a public company or become a wholly owned subsidiary of Fortress if a certain number of shares were tendered in the offer. The Board also considered that the structure provided its stockholders with choices that could fit the individual circumstances of each stockholder. The Board considered that each stockholder could make an independent judgment of whether to maintain its interest in the Company (and to receive warrants) or to reduce or eliminate its interest in the Company by tendering any or all of their shares of Common Stock into the Offer. Personal considerations that the Board believed may be relevant to the stockholder’s decision included:

•	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives;

•	the stockholder’s need for liquidity or diversification;

•	the stockholder’s views as to the Company’s prospects and outlook, including the impact, if any, the directors designated by Fortress to the Board would have on the Company’s performance;

•	other investment opportunities, including other types of investments, available to the stockholder;

•	whether the stockholder requires current income on its investment in the Company;

•	the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder should consult with competent investment professionals;

•	the tax consequences to the stockholder of participating in the Offer, for which the stockholder should consult with competent tax advisors; and

•	the factors considered by the Board as described herein, including certain uncertainties and risks of remaining a stockholder of the Company as discussed below, and any other factors that the stockholder deems relevant to its investment decision.

•	Opinion of the Company’s Financial Advisor. The Board received a fairness opinion, dated April 27, 2016 from Berkshire (the “Fairness Opinion”) as to the fairness, from a financial point of view and as of the date of the Fairness Opinion, of the $3.25 per share cash consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement, as more fully described below under the caption “Opinion of the Company’s Financial Advisor”.

•	Premium Over Historical Stock Prices. In addition to the Fairness Opinion, the Board also considered that the Offer Price represents a premium of approximately 53.3% over the Common Stock’s closing price on April 26, 2016, the last day prior to the public announcement of the Offer, and a premium of approximately 44.2% over the average closing stock price of the Common Stock for the 30 trading days ending on that date.

•	Review of Potential Strategic Alternatives. The Company and the Board considered a wide variety of potential strategic alternatives other than a sale of the Company, including pursuing additional acquisitions and business combinations. The Board considered the cash flow characteristics and potential investment needs of the Company. The Board concluded that none of these alternatives was reasonably likely to present opportunities for creating greater value for the Company’s stockholders.

•	Certainty of Consummation. The Board also considered that by eliminating the condition that a majority of the shares of Common Stock must be tendered in the Offer for the Offer to be consummated, which is a common provision in tender offers, the likelihood that the Offer would be consummated would be greatly enhanced. The Board considered the removal of this condition to be of value both because it would allow stockholders of the Company seeking liquidity to tender their shares of Common Stock at the Offer Price even if a majority of the Common Stock was not tendered in the Offer, and it would also decrease the likelihood that the Company would suffer the damage to its reputation (and otherwise) that failure to consummate a publicly announced business combination often entails.

•	Shares Tendered will not be Subject to the Risks and Rewards of Ownership of the Company’s Common Stock. If the Merger Condition is not satisfied, the Company will remain a publicly-traded company. Stockholders who tender shares of Common Stock in the Offer would eliminate many risks and uncertainties that come with owning shares of Common Stock, including those related to the Company’s performance, the industry in which the Company operates, the financial markets and the other risk factors the Company is subject to, including those set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 and its other publicly available filings. However, those tendering stockholders would forego the opportunity to participate in any future benefits arising from continued ownership of those shares of Common Stock, including any potential future earnings growth of the Company and any subsequent increase in the market value of the Common Stock. Moreover, if the Company performs well following the Offer, the warrants the Company intends to issue to its stockholders after consummation of the Offer may increase in value.

•	Uncertainty Concerning Number of Shares Tendered and Liquidity. There is significant uncertainty concerning the number of shares of Common Stock that will be tendered pursuant to the Offer. If the Merger Condition is not satisfied, the Company will remain a publicly traded company. However, if the Merger Condition is satisfied, the Company will become a wholly owned subsidiary of Fortress. A number of risks arise from this uncertainty. A stockholder who decides not to tender will not know at the time of the decision whether they will continue to be a stockholder of a public company with a public float that is essentially the same as it was before the Offer, or whether as little as 20% of the shares of Common Stock will remain in the public float (which would likely adversely impact liquidity). Such stockholder will also not know whether Fortress will own a percentage of the shares of Common Stock that will permit it to have significant influence over the outcome of such votes or only minimal influence as a minority stockholder.

•	Uncertainty Regarding NASDAQ Listing. The Common Stock currently trades on the Nasdaq Capital Market. If the Merger Condition is not satisfied, the Company cannot be sure that it will continue to satisfy the requirements for continued listing on Nasdaq after the closing of the Offer, including as a result of decreases in its stock price or trading volume, its float, the number of its stockholders, and other reasons. If the Common Stock is no longer listed on the Nasdaq Capital Market, such shares would likely be traded in the over-the-counter market. The over-the-counter market is not considered to be as efficient as, and not as liquid as, the Nasdaq Capital Market. Selling shares of Common Stock over-the-counter could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, in the event the Common Stock becomes delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the Common Stock, further limiting liquidity. These factors could result in lower prices and larger spreads in the bid and ask prices for the Common Stock.

•

Limited Protection under Stockholder Rights Agreement. As noted above, if the Merger Condition is not satisfied, Fortress may, upon the consummation of the Offer, own enough shares of Common Stock to dictate or significantly influence matters which would require a vote of the Company’s stockholders. Such matters could include the approval of transactions that might be considered detrimental to the non-Fortress stockholders. The Company and Acquisition Sub entered into the Stockholder Rights Agreement, which, as described below, prohibits Fortress for limited time periods from proposing, initiating or entering into certain transactions with respect to the Company against Fortress’s ability to enter into certain transactions that may be considered unfavorable to the Company’s stockholders. Under the Stockholder Rights Agreement, which will become effective if the Merger Condition is not satisfied and, if after the Offer, Acquisition Sub and its affiliates own at least 35% of the Company’s then outstanding shares of Common Stock, Acquisition Sub and its affiliates will be prohibited, until the earlier of three years from the effective date of the Stockholder Rights Agreement or the date that Acquisition Sub and its affiliates own less than 20% of the Company’s then outstanding shares of Common Stock, from initiating, proposing, or entering into certain actions with respect to the Company, including:

•	subject to certain exceptions, any transaction or series of related transactions (including, a reverse stock split, a cash-out merger or similar transaction) with respect to the Company that constitute or result in (i) a “going private transaction,” (ii) an acquisition of any outstanding shares of the Company from any stockholder primarily for cash, or (iii) an acquisition, merger or sale with or into a person whose securities are not listed on a national securities exchange immediately following the consummation of such transaction or transactions unless the price paid to the stockholders is greater than or equal to the Offer Price; and

•	any transaction or series of related transactions with respect to the Company that would result in a reverse stock split of a ratio greater than or equal to 100 to 1.

Furthermore, until the earlier of one year from the effective date of the Stockholder Rights Agreement or the date that Acquisition Sub and its affiliates own less than 20% of the Company’s then outstanding shares of Common Stock, Acquisition Sub will be prohibited from making any proposal or offer with respect to any sale of substantially all of the stock or assets, merger, joint venture, partnership, consolidation, tender offer, exchange offer, share exchange, business combination or similar transaction or series of related transactions with respect to the Company or any of its subsidiaries, on the one hand, and Acquisition Sub and its affiliates, on the other hand; provided that any such transaction or series of related transactions shall not be prohibited if (i) (x) the Board obtains an opinion from an independent investment banking firm that such transaction or series of related transactions is fair from a financial point of view and (y) a majority of the disinterested members of the Board approve such transaction or series of related transactions, or (ii) such transaction or series of related transactions is approved by the holders of a majority of all then outstanding Shares (excluding from both the numerator and the denominator any shares held by Acquisition Sub and its affiliates).

In addition to the fact that the Stockholder Rights Agreement only offers limited protection against Fortress’s ability to enter into certain transactions, such agreement may not cover all the transactions that Fortress could potentially use to control or influence the Company. Additionally, during the course of exchanging drafts of the Offer documents, Fortress indicated that it was considering proposing that after the consummation of the Offer, the Company would create a super-voting class of preferred stock that would be approved by the other stockholders of the Company and such shares would be purchased by Fortress, as well as a management services agreement pursuant to which Fortress would provide certain management services to the Company for a fee. After subsequent discussions, during which the Company indicated that such provisions might violate Nasdaq’s rules as to super voting stock and could add to the complexity of the FNRA application, Fortress indicated that it was no longer considering such plans and proposals. Accordingly, stockholders determining not to tender shares of Common Stock pursuant to the offer should consider that Fortress may be in a position to have substantial or significant influence over the outcome of matters presented to the stockholders of the Company for approval or influence the Board as to matters that may be detrimental to the Company’s other stockholders.

Furthermore, although Fortress may be able to exert control over significant Company decisions in the event that Acquisition Sub and its affiliates own less than 35% of the Company’s then outstanding shares, the Stockholder Rights Agreement does not offer any protection under such circumstance.

•	Uncertainty as to Value of Warrant. If the Merger Condition is not satisfied, the Company intends to issue a five-year warrant to purchase shares of Common Stock at a purchase price of $3.25 per share to the stockholders of the Company as of a record date to be set no later than 90 days following the consummation of the Offer. The value of the warrant is uncertain at this time because the number of warrants to be issued is based on the number of shares of Common Stock that are tendered pursuant to the Offer. If few or no stockholders tender their shares of Common Stock, the warrant will represent potential for increased returns if the price of the Common Stock increases after the Offer, but will not represent a significant increase in a stockholder’s percentage beneficial ownership interest in the Company. However, the more shares of Common Stock that are tendered by other stockholders, the fewer the number of warrants that will be issued overall, which may have the impact of significantly increasing each remaining stockholder’s beneficial ownership interest in the Company (which increase in beneficial ownership may be offset by some of the risks related to having a smaller public float, as discussed above).

Any estimated value of such warrants is not necessarily indicative of the true value of the warrants or the price at which they might be sold. There is currently no market for the warrants and there is no assurance that one will develop.

Additionally, if the price of the Common Stock falls below $3.25 after the consummation of the Offer, then such warrants might not provide any meaningful financial benefit to the warrantholders during the exercise period and may expire unexercised.

•	No Solicitation. The Merger Agreement restricts the Company’s ability to solicit competing proposals.

•	Form of Consideration. The cash consideration of the Offer may not be tax efficient for some holders of Common Stock.

•	Ability to Change Recommendation. The Board considered that it can change its recommendation to the Company’s stockholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the Board (although such a change of position, under certain circumstances, would require the Company to pay a termination fee to Fortress). For example, the Merger Agreement allows the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Offer acceptance time, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal.

•	Termination Fee and Expense Reimbursement. The Company would be responsible for a termination fee of $1,820,281 and Fortress would be responsible for a termination fee of $4,375,000 if the Merger Agreement is terminated under certain circumstances as indicated in the Merger Agreement, including if the Company terminates the Merger Agreement to accept a superior proposal. The Company and Fortress would also be responsible to reimburse the other party for certain transaction expenses up to a maximum of $750,000 if the Merger Agreement is terminated under certain circumstances as indicated in the Merger Agreement.

•	Appraisal Rights. In the event that the Merger Condition is satisfied, statutory appraisal rights are available under Delaware law in the Merger for the holders of shares who do not tender their shares in the Offer and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery.

(c) Intent to Tender

To the Company’s knowledge, and after reasonable inquiry, subject to market conditions, the following executive officers and directors (and their affiliates) of the Company currently intend to tender pursuant to the Offer shares of Common Stock that they hold of record or beneficially own: Frank Plimpton, Glenn C. Worman, Salvatore Giardina, Frederick Wasserman (who intends to tender approximately 50% of the shares of Common Stock that he beneficially owns), Frederick B. Powers III (who intends to tender 100,000 of the shares of Common Stock that he beneficially owns), Robert B. Fagenson (who intends to tender between 25% and 75% of the shares of Common Stock that he beneficially owns), and James Ciocia (who intends to tender approximately 50% of the shares of Common Stock that he beneficially owns).

Additionally, the following executive officers, directors, affiliates or subsidiaries of the Company are undecided as to whether they will tender pursuant to the Offer any shares of Common Stock that they hold of record or beneficially own: Alan Levin, Mark Goldwasser, Iroquois, Richard Abbe, and Joshua Silverman.

There can be no assurances that any of the aforementioned stockholders will tender any of their respective shares of Common Stock pursuant to the Offer. The intent of any Company director to tender pursuant to the Offer shares of Common Stock that they hold of record or beneficially own is a personal investment decision based on such director’s particular circumstances and is not, and should not be construed as, the recommendation of the Board.

(d) Opinion of the Company’s Financial Advisor

On April 22, 2016, at a meeting of the Board, Berkshire delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 27, 2016, that, as of such date, and based upon the procedures followed and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Berkshire as set forth in its written opinion, the Offer Price to be received in the Offer by the stockholders who tender their shares of Common Stock pursuant to the Offer was fair to such stockholders from a financial point of view.

The full text of Berkshire’s written opinion, dated April 27, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken in connection with rendering the opinion, is attached as Annex II to this Statement and is incorporated herein by reference. The opinion was addressed to the Board and addresses only the fairness, from a financial point of view, of the Offer Price to be received in the Offer by the holders of shares of Common Stock who tender their shares pursuant to the Offer. The opinion does not express a view as to any other aspect of the Offer and does not constitute a recommendation to the Board or to any other person in respect of the Offer, including as to whether any stockholder should tender its shares of Common Stock in the Offer. The opinion also does not express a view as to the price at which shares may trade at any future time. The summary of Berkshire’s opinion that is set forth below is qualified in its entirety by reference to the full text of the opinion. National’s stockholders are urged to read the opinion in its entirety.

In connection with rendering its opinion, Berkshire, among other things:

(i) Reviewed a draft of the Agreement dated April 21, 2016;

(ii) Reviewed National’s Annual Reports on Form 10-K for the fiscal years ended September 30, 2011, September 30, 2012, September 30, 2013, September 30, 2014 and September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”);

(iii) Reviewed the Proxy Statements of National dated July 1, 2014 and July 2, 2015 and filed with the SEC;

(iv) Reviewed (a) the Quarterly Report on Form 10-Q of National for the three-month period ended December 31, 2015 filed with the SEC, and (b) all other Quarterly Reports on Form 10-Q for the calendar years 2011 through 2015 filed with the SEC;

(v) Reviewed certain financial information of National prepared by National’s Executive Vice President of Finance for the Board (a) on March 3, 2016, March 16, 2016 and April 5, 2016 and (b) on an interim basis for the one-month periods ended January 31, 2016 and February 29, 2016;

(vi) Reviewed certain other publicly available financial and other information concerning National and the trading market for the shares of Common Stock;

(vii) Reviewed certain additional information relating to National’s business operations, financial projections, cash flow and future business prospects;

(viii) Discussed with designated members of National’s management National’s past and current financial results, business operations, financial projections, cash flow and future business prospects;

(ix) Compared National’s results of operations and financial condition with those of selected publicly traded securities companies that Berkshire deemed relevant;

(x) Compared the Offer Price with the current market valuations of the common stock of selected publicly-traded securities companies that Berkshire deemed to be relevant;

(xi) Compared the Offer Price with the financial terms of certain precedent acquisition transactions that Berkshire deemed relevant; and

(xii) Performed such other financial studies, analyses and investigations, and considered such other factors, as Berkshire deemed appropriate.

In preparing Berkshire’s opinion, with National’s consent, Berkshire did not assume any responsibility for the independent verification of, and did not verify, any of the foregoing information. Berkshire, with National’s consent, assumed and relied upon the accuracy and completeness, in all material respects, of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by Berkshire. Berkshire was not requested to make, and did not make, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of National or any of its affiliates, nor was Berkshire furnished with any such evaluation or appraisal. Further, Berkshire assumed, with National’s consent, that all of the information prepared by the management of National provided to Berkshire for purposes of Berkshire’s opinion, including the financial projections for National, were prepared on a reasonable basis reflecting the best currently available estimates and judgments of National’s management as to the expected future financial performance of National. Berkshire expressed no opinion with respect to such forecasts or projections or the assumptions upon which they were based.

Berkshire did not undertake any independent legal analysis of the Offer, any related transactions, the Agreement, the transactions contemplated thereby or any legal or regulatory proceedings pending or threatened related to National or Fortress. Berkshire was not asked to, and did not, express any opinion as to the after-tax consequences of the acceptance of the Offer to the holders of the shares of Common Stock. No opinion, counsel or interpretation was intended regarding matters that require legal, regulatory, accounting, tax, executive compensation or other similar professional advice. Berkshire assumed that such opinions, counsel, interpretations or advice were obtained from the appropriate professional advisers. Berkshire also assumed that the executed Agreement would conform in all material respects to the draft Agreement dated April 21, 2016, reviewed by Berkshire, and that the Offer would be consummated on the terms described in the draft Agreement without any material delay or waiver of any material terms or conditions by National. Berkshire assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer have or would be obtained without any adverse effect on National or on the expected benefits of the Offer in any way that would be meaningful to Berkshire’s analysis. Berkshire’s opinion was approved by its Fairness Opinion committee in accordance with its customary practice.

Berkshire’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information that was made available to Berkshire, as of April 21, 2016. Berkshire assumed and assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after April 21, 2016. Furthermore, Berkshire did not express any opinion as to the impact of the Offer on the solvency or viability of National or Fortress or the ability of National or Fortress to fund their respective obligations when they come due.

Berkshire, as part of its investment banking business, is regularly engaged in the business of providing financial advisory services in connection with mergers and acquisitions. Berkshire was engaged to act as exclusive financial advisor to National with respect to consideration of the Offer and to render an opinion as to the fairness, from a financial point of view, of the Offer Price to be received in the Offer by the holders of shares of Common Stock who tender their shares pursuant to the Offer. On April 17, 2015, National engaged Berkshire as its exclusive strategic and financial advisor to conduct a strategic review of National, culminating in Berkshire delivering a written report to the Board. On May 27, 2015, National engaged Berkshire to act as the exclusive financial advisor to National with regard to potential business combinations (the “May 2015 Engagement”). Except as described herein, Berkshire has not provided any other financial advisory services to National over the past two years.

With regard to the delivery of the opinion, Berkshire received a fee for its services that was not contingent upon consummation of the Offer or the transactions contemplated thereby. Should the Offer be consummated, Berkshire will also receive a success fee pursuant to the May 2015 Engagement. National has agreed to indemnify Berkshire against certain liabilities that may arise out of this assignment, including the rendering of the opinion attached as Annex II.

Berkshire’s opinion did not address or make any recommendation as to the merits of the underlying decision by National to engage in the transactions contemplated by the Offer or the relative merits of such transactions as compared to other business strategies that might be available to National. Berkshire did not provide any advice concerning the structure of such transactions, and Berkshire expressed no opinion as to whether any alternative transaction may result in terms and conditions more favorable to National or its stockholders than those contemplated by the Transactions. Berkshire’s opinion did not address or make any recommendation as to the relative merits of a holder of shares of Common Stock tendering its shares in the Offer as compared to retaining its shares. Further, Berkshire expressed no opinion as to the price at which the shares of Common Stock may trade at any future time. Berkshire did not express any opinion regarding the fairness of the amount or nature of any compensation to any of National’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of the shares of Common Stock.

Berkshire’s opinion was prepared for the use and benefit of the Board and was rendered to the Board in connection with its consideration of the Offer. Berkshire’s opinion is not to be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time or in any manner, in whole or in part, without Berkshire’s written consent.

Summary of Berkshire’s Financial Analysis

The following is a summary of the material financial analyses provided by Berkshire to the Board in connection with rendering its opinion. The summary set forth below does not purport to be a complete description of the analyses performed by Berkshire, nor does the order of analyses as set forth below represent the relative importance or weight given to those analyses by Berkshire. All methodologies must be viewed in context as no single methodology provides a complete picture. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are not alone a complete description of Berkshire’s financial analyses.

Guideline Public Company Trading Analysis

Berkshire performed a guideline public company trading analysis of National. In performing this analysis, Berkshire reviewed and compared various market multiples, financial ratios and operating and trading statistics for National to corresponding market multiples, financial ratios and operating and trading statistics for the publicly traded companies selected by Berkshire. Based upon Berkshire’s professional judgment and experience, Berkshire selected Cowen Group, Inc., FBR & Co., JMP Group LLC, LPL Financial Holdings Inc., Ladenburg Thalmann Financial Services Inc., Oppenheimer Holdings Inc., Piper Jaffray Companies, Raymond James Financial, Inc. and Stifel Financial Corp. Berkshire did not include certain publicly traded specialized advisory investment banks, including Evercore Partners, Inc., Greenhill & Co., Inc., Houlihan Lokey, Inc., Lazard Ltd., Moelis & Co. and PJT Partners, Inc., in the guideline public company trading analysis due to the observed differences in their business, size, diversification, financial performance and geographic concentration compared to those of National

Although none of the selected companies is directly comparable to National, Berkshire chose these companies because they had publicly traded equity securities and were deemed to be similar to National in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration. However, because of the inherent differences between the business, operations and prospects of National and those of the selected companies, Berkshire believed that it was inappropriate to, and therefore did not, rely solely on the numerical results of the guideline public company trading analysis. Accordingly, Berkshire also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of National and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, revenue mix, profitability levels and degree of operational risk between National and the companies included in the guideline public company analysis. Berkshire also made judgments as to the relative comparability of the various market multiples, financial ratios and operating and trading statistics with respect to those companies.

For each of the selected companies, Berkshire calculated and reviewed, based on most recent publicly available financial information as of April 21, 2016, the ratio of the current price per share to trailing twelve months (“TTM”) earnings per share, the price per share to consensus estimated 2016 earnings per share published by equity research analysts, current equity market capitalization to TTM pre-tax income, current equity market capitalization to consensus estimated 2016 pre-tax income, total enterprise value (“TEV”) to TTM EBITDA, TEV to consensus estimated 2016 EBITDA, TEV to TTM revenue, TEV to consensus estimated 2016 revenue, current price per share to the most recent quarter (“MRQ”) book value per share, and current price per share to MRQ tangible book value per share.

In evaluating guideline publicly traded securities companies, Berkshire considered that securities firms are most commonly evaluated on price to earnings and price to revenue bases. Based on Berkshire’s professional judgment and experience, Berkshire concluded that (i) the TEV to TTM EBITDA multiple was the most relevant among the various price to earnings multiples reviewed and (ii) the price per share to MRQ book value per share and price per share to MRQ tangible book value per share multiples do not yield meaningful results. Berkshire did not consider TEV to consensus estimated 2016 EBITDA ratios or TEV to consensus estimated 2016 revenue ratios due to the general lack of estimates for 2016 EBITDA published by equity research analysts.

For purposes of this analysis, Berkshire utilized a TEV for each company derived by the sum of: (i) the product of the number of fully diluted shares outstanding of that company for the most recent quarterly period as reported in its most recent public filings and that company’s closing share price on April 21, 2016; and (ii) the applicable company’s outstanding net debt as reported in its most recent public filings. The following table summarizes the low, median and high TEV to TTM EBITDA multiples and TEV to TTM revenue multiples for the selected companies reviewed by Berkshire:

	Retail and Independent Broker Dealers (Prices as of 4/21/16)			Institutional Broker Dealers and Investment Banks (Prices as of 4/21/16)
	Low	Median	High	Low	Median	High
TEV / TTM EBITDA	7.5x	8.5x	11.8x	3.5x	8.5x	11.8x
TEV / TTM Revenue	0.7x	0.9x	1.2x	0.4x	1.1x	1.7x

Implied Share Price. Berkshire then computed the implied per share prices of National at the low, median and high TEV / TTM EBITDA and TEV / TTM revenue multiples for the guideline public companies based on National’s TTM non-GAAP, adjusted EBITDA and net revenue. The implied price ranges are as follows:

Range of Implied Price Per Share Based on TEV / Adjusted, Non-GAAP TTM EBITDA	Range of Implied Price Per Share Based on TEV / TTM Net Revenue
$0.37 to $1.25	$1.32 to $5.01

Berkshire compared these ranges to (i) National’s closing stock price on April 21, 2016 of $2.30 per share and (ii) the $3.25 per share Offer Price to be received in the Offer.

Discounted Cash Flow Analysis

National’s management provided Berkshire with a Board-authorized fiscal year 2016 forecast. In the absence of (i) a Board-authorized, multi-year financial forecast and (ii) third-party equity research analyst coverage of National, Berkshire prepared an illustrative discounted cash flow analysis using various hypothetical model inputs that projected gross revenues and adjusted, non-GAAP EBITDA through fiscal year 2020 across various revenue growth and EBITDA margin scenarios, none of which were provided by National nor expressly endorsed by the Board, and discounted to present value the implied terminal values at various EBITDA multiples. In performing its analyses, Berkshire observed, upon consultation with National’s management, that there are a number of characteristics that made it difficult for management to produce financial projections that have a high degree of reliability and accuracy. Among other things, Berkshire discussed with National’s management the inherent difficulty of forecasting revenues of National due to the impact of various exogenous factors, such as market sentiment, volatility, performance of market players and regulatory changes. Berkshire also discussed with National’s management the degree to which recent regulatory changes have introduced additional uncertainty into the current operating environment for retail broker dealers. In light of the foregoing, Berkshire viewed the discounted cash flow analysis of National as significantly less meaningful than the other analysis methodologies used.

Berkshire prepared a set of illustrative five-year financial projections for National using the Board-authorized fiscal year 2016 forecast, annual revenue growth rates for the years following the fiscal year 2016 forecast ranging from 5.0% to 10.0%, and non-GAAP, adjusted EBITDA margins ranging from 1.0% to 5.0%. Berkshire assumed that, consistent with recent practice, National would not declare any dividends on its Common Stock over the projection period. Berkshire estimated a range of terminal values for National at the end of fiscal year 2020 by applying terminal multiples ranging from 6.0x to 8.0x to estimated non-GAAP, adjusted EBITDA for National for fiscal year 2020. Berkshire then added estimated excess liquid assets to the implied enterprise values to produce a range of implied equity values for National at the end of fiscal year 2020, and then divided the implied equity values by the number fully diluted shares of Common Stock of National currently outstanding to produce ranges of implied per share prices of Common Stock at September 30, 2020. Berkshire assumed that excess liquid assets equaled $5.0 million, the amount of National’s excess cash less net debt, based upon discussions with, and information provided by, National’s management. Based upon this information, Berkshire understood that this amount reflected National’s excess cash after giving effect to regulatory, operating and other constraints. Berkshire then prepared a discounted cash flow analysis by discounting the implied per share prices to present values using Levered CAPM Costs of Equity Capital, which are referred to as Costs of Equity Capital in this Statement, ranging from 12.5% to 17.5%. Berkshire calculated the Cost of Equity Capital based on certain assumptions regarding the equity risk premium, levered beta, risk-free rate, capital structure, cost of debt, tax rate and size-based risk premium.

Implied Share Prices. The range of the implied per share prices of Common Stock resulting from the discounted cash flow analysis was $0.61 to $4.50 per share. Berkshire compared this range to (i) National’s closing stock price on April 21 of $2.30 per share and (ii) the $3.25 per share Offer Price to be received in the Offer.

Precedent Transaction Analysis

Berkshire performed an analysis of selected change-of-control transactions of (i) retail, mixed and independent broker dealers and (ii) institutional broker dealers and investment banks announced since January 1, 2011 that Berkshire, based on its judgment and experience, deemed appropriate for purposes of this analysis, including the similarity of the target to National in one or more respects, such as the nature of their business, size, diversification, financial performance and geographic concentration. This analysis was based on publicly available information and third party databases.

None of such transactions reviewed by Berkshire was identical to the Offer and none of the associated companies was identical to National. Accordingly, Berkshire’s analysis of the precedent transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, the parties involved, the terms of the transactions, and other factors that would necessarily affect the implied value of National versus the values of the companies in the precedent transactions. In evaluating the precedent transactions, Berkshire made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Berkshire also made judgments as to the relative comparability of those companies to National and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

Selected Retail, Mixed and Independent Broker Dealers Transactions. The following table lists the nine retail, mixed and independent broker dealer transactions reviewed by Berkshire in this analysis:

Announce Date	Target	Acquiror
10/13/15	H.D. Vest Financial Services Inc.	Blucora, Inc.
2/23/15	Sterne Agee Group, Inc.	Stifel Financial Corp.
9/22/14	Securities Service Network, Inc.	Ladenburg Thalmann Financial Services Inc.
8/11/14	KMS Financial Services, Inc.	Ladenburg Thalmann Financial Services Inc.
4/1/14	SWS Group, Inc.	Hilltop Holdings Inc.
1/16/14	Cetera Financial Holdings, Inc.	RCS Capital Corporation
11/18/13	Summit Financial Services Group, Inc.	RCS Capital Corporation
4/15/13	National Financial Partners Corp.	Madison Dearborn Partners, LLC
1/11/12	Morgan Keegan & Company, Inc.	Raymond James Financial, Inc.

Selected Institutional Broker Dealer and Investment Bank Transactions. The following table lists the six institutional broker dealer and investment bank transactions reviewed by Berkshire in this analysis:

Announce Date	Target	Acquiror
11/12/14	G.X. Clarke & Company	INTL FCStone Inc.
5/20/14	B. Riley & Co.	Great American Group
4/17/13	Seattle-Northwest Securities Corporation	Piper Jaffray Companies
11/12/12	Jefferies Group, Inc.	Leucadia National Corporation
11/5/12	KBW, Inc.	Stifel Financial Corp.
4/6/11	Miller Tabak Roberts Securities, LLC	GMP Capital Inc.

Berkshire reviewed the consideration paid in each transaction and analyzed the enterprise value implied by such consideration as a multiple of the target company’s TTM EBITDA, TTM revenue, TTM net income and MRQ book value. Based on Berkshire’s professional judgment and experience, Berkshire concluded that the TEV to TTM EBITDA multiple and TEV to TTM revenue multiple were the most relevant among the various multiples reviewed. The following table summarizes the low, median and high multiples for the retail, mixed and independent broker dealer transactions and the institutional broker dealer and investment bank transactions reviewed by Berkshire:

	Retail and Independent Broker Dealers			Institutional Broker Dealers and Investment Banks
	Low	Median	High	Low	Median	High
TEV / TTM EBITDA	7.6x	12.2x	15.1x	3.8x	3.9x	3.9x
TEV / TTM Revenue	0.3x	0.9x	1.9x	0.8x	1.2x	2.5x

Implied Share Price. Berkshire then computed the implied per share prices of National at the low, median and high TEV / TTM EBITDA and TEV / TTM revenue multiples for the precedent transactions based on National’s TTM non-GAAP, adjusted EBITDA and TTM net revenue. The implied price ranges are as follows:

Range of Implied Price Per Share Based on TEV / Adjusted, Non-GAAP TTM EBITDA	Range of Implied Price Per Share Based on TEV/ TTM Net Revenue
$0.41 to $1.60	$0.86 to $7.39

Berkshire compared these ranges to (i) National’s closing stock price on April 21, 2016 of $2.30 per share and (ii) the $3.25 per share Offer Price to be received in the Offer.

Premiums Paid Analysis

Berkshire performed an analysis of the premiums paid in 13 change-of-control transactions (“Premiums Paid Transactions”), announced between January 1, 2009 and April 21, 2016, involving U.S. broker dealer targets with a transaction value between $25 million and $1 billion.

Berkshire noted that the reasons for, and circumstances surrounding, the transactions reviewed were diverse, and that the premiums fluctuated based on such factors as perceived growth, synergies, strategic value and the type of consideration utilized in the acquisition transactions. None of the target companies in these transactions was identical to National and, accordingly, Berkshire’s analysis of the Premiums Paid Transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the premiums paid.

Using publicly available information, including company filings and third party transaction databases, Berkshire reviewed the consideration paid in the Premiums Paid Transactions and analyzed the premium in each such transaction over the closing price of the target on the last trading day prior to announcement of the transaction and the last trading day one month prior to announcement of the transaction.

With respect to the 13 Premiums Paid Transactions, Berkshire observed that (i) the average premium over the closing price of the target one day prior to the announcement was 27.4%, (ii) the average premium over the closing price of the target one month prior to the announcement was 32.0%, and (iii) the range of discounts and premiums relative to the closing price of the target one month prior to the announcement was -7.1% to 95.0%.

Berkshire selected the premium of the announced transaction value to the price one month prior to announcement because, based upon its professional judgment and experience, Berkshire views the stock price one month prior to announcement as an unaffected stock price, that is, the price most likely to be unaffected by market rumors that may leak into the market in the days leading up to the announcement of the transaction. Berkshire applied the range of one-month discounts and premiums to National’s closing stock price of $2.30 per share on April 21, 2016, which resulted in a range of implied share prices from $2.14 to $4.48. Berkshire compared this range to the $3.25 per share Offer Price to be received in the Offer.

Historical Trading Analysis

Berkshire analyzed the historical daily closing prices per share of National’s Common Stock for the one-year period ending April 21, 2016. Berkshire noted that during this period, the 52-week high price per share of Common Stock (reached on April 21, 2015 and June 17, 2015) was $4.00, and the 52-week low price per share of Common Stock (reached on April 6, 2016) was $1.91. Berkshire also reviewed the trading history of National’s Common Stock over the 30-day, 60-day, 90-day and twelve-month periods ending on April 21, 2016. Berkshire noted that the volume weighted average price (“VWAP”) over the prior 30 days of $2.04 compared to $2.11 over the prior 60 days, $2.21 over the prior 90 days and $3.02 over the prior twelve months. Berkshire compared the 52-week high price per share, the 52-week low price per share and the VWAPs for the respective periods to the $3.25 per share Offer Price to be received in the Offer.

General

The summary set forth above does not purport to be a complete description of the analyses or data presented by Berkshire to the Board, but simply describes, in summary form, the material analyses that Berkshire considered in connection with its opinion. The preparation of an opinion regarding fairness is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but rather requires Berkshire to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Berkshire was carried out in order to provide a different perspective on the financial terms of the Offer and add to the total mix of information available. Berkshire did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness, from a financial point of view, of the Offer Price to be received in the Offer by the holders of shares of Common Stock who tender their shares in the Offer. Rather, in reaching its conclusion, Berkshire considered the results of the analyses in light of each other and without placing particular reliance or weight on any particular analysis other than with regard to the discounted cash flow analysis as noted above, and concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Berkshire believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Berkshire made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Berkshire are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock may trade at any future time.

The Board retained Berkshire based on its qualifications and expertise in providing financial advice and on its reputation as an internationally recognized investment banking firm. Berkshire’s opinion was one of the many factors considered by the Board in the evaluation of the Offer and should not be viewed as determinative of the views of the Board with respect to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Information pertaining to the retention of Berkshire in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Adviser” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Except for the execution of the Stockholder Rights Agreement, the Voting Agreement and the Support Agreement, no transactions with respect to Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the filing of this Statement.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth herein, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth herein, to the knowledge of the Board and the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the immediately preceding paragraph.

Item 8.	Additional Information

Short Form Merger

As described herein, if the Merger Condition and the other conditions to the Merger are satisfied or waived, then the Merger will occur pursuant to the procedure provided for under Section 251(h) of the DGCL without any stockholder approval needed.

Dissenters’ Rights

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Merger Condition is satisfied and the Merger is consummated, the holders of record of shares of Common Stock immediately prior to the Effective Time who (i) did not tender their shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery. The “fair value” as determined by such court, could be greater than, less than or the same as the Offer Price or the Merger consideration (which is equivalent to the Offer Price).

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and, that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262. Any holder of shares of Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III hereto carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult with legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Statement (which date of mailing is on August 12, 2016), deliver to the Company at the address indicated below a written demand for appraisal of shares of Common Stock held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their shares of Common Stock in the Offer; and

•	continuously hold of record the shares of Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Fortress will cause the surviving corporation to deliver an additional notice of the effectiveness of the Merger to all stockholders who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of a stockholder’s appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to National Holdings Corporation, 410 Park Avenue, 14th Floor, New York, NY 10022, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of shares of Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the shares of Common Stock owned by such holder. If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of Common Stock. If shares of Common Stock are held through a brokerage firm, bank or other nominee who in turn holds the shares of Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares of Common Stock, which may be a central securities depository nominee if the shares of Common Stock have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Common Stock covered by the demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the surviving corporation, or any holder of shares of Common Stock who has complied with Section 262 and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of Common Stock who had previously demanded appraisal of their shares of Common Stock. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Common Stock. Accordingly, it is the obligation of the holders of shares of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of Common Stock within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of shares of Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of Common Stock, a person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of shares of Common Stock, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares of Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their shares of Common Stock as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Fortress nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a share of Common Stock is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the surviving corporation or by any holder of shares of Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Common Stock whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of Common Stock, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the surviving corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware

Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares of Common Stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her shares of Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time.

If any stockholder who demands appraisal of shares of Common Stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s shares of Common Stock will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your shares of Common Stock in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing discussion of the rights of stockholders seeking dissenters’ rights under the DGCL does not purport to be a complete statement of the procedures to be followed by by stockholders desiring to exercise any dissenters’ rights available thereunder and is qualified in its entirety by reference to the DGCL.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, the following table sets forth the estimated amount of payments and benefits that certain executive officers of the Company would receive in the event that their Employment Agreements are terminated, including in connection with the Offer. For the purposes of the below, the Company assumes that each officer’s employment is terminated without “cause” as of August 8, 2016, and that the Offer has resulted in a Change in Control (as such term is defined in the various Employment Agreements, where applicable).

The amounts reported below are estimates based on the assumptions described above and in the footnotes to the table. The actual amount of payments and benefits provided to any such officers in connection with a Change in Control or termination of employment could only be determined at the time the actual triggering event occurs.

Name	Cash (1)	Stock (2)	Perquisites/ Benefits (3)	Other (4)	Total
Robert B. Fagenson	$85,000	$0	$0	$30,625	$115,625
Alan B. Levin	193,500	0	28,165	0	221,665
Glenn C. Worman	290,000	0	0	0	290,000

(1)

As described in more detail in “Item 3—Arrangements with Executive Officers and Directors of the Company,” this amount equals the “double-trigger” cash severance payments payable to each of the named executive officers upon a qualifying termination of employment, which consists of, for Mr. Fagenson, (i) any accrued but unpaid base salary through the date of termination, (ii) any unpaid or unreimbursed expenses incurred in accordance with the Company’s policy or the Fagenson Agreement, to the extent incurred on or prior to the date of termination, (iii) any unpaid bonus in respect to any completed fiscal year that has ended on or prior to the date of termination, and (iv) because this transaction qualifies as a Qualifying Termination, a lump-sum cash payment of $360,000 less what has been paid in salary, provided that such amount increases by 50% of what is paid pursuant to the calculation described therein if a Qualifying Termination occurs in connection with, contingent on, or within 12 months following, a Change in Control; for Mr. Worman, (i) his then current base salary through the date of termination, (ii) reimbursement of all reasonable business expenses incurred prior to the date of termination, (iii) any bonus earned but not yet paid for a prior fiscal year, and (iv) because Mr. Worman would be terminated by the Company without Cause or by Mr. Worman for Good Reason, he would also be entitled to receive an amount equal to one year of his then base salary conditioned upon his execution of a general release; for Mr. Levin, (i) if he leaves the employ of the Company during the 30-day period following a change of control, a severance payment equal to 100% of Mr. Levin’s prior year’s salary; and (ii) all accrued obligations. For purposes of this table, we have assumed that the Effective Time, and the named executive officer’s qualifying termination, occur on August 8, 2016. The Company’s obligation to pay the cash severance payments to the named executive officers is conditioned on the applicable named executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and agents. The named executive officers must also comply with certain post-termination restrictive covenants, including a perpetual confidentiality covenant.
(2)	As described in more detail in “Item 3—Effect of Merger on Options,” if the Merger Condition is satisfied, the Company shall take all necessary action to accelerate the vesting of each outstanding option to purchase shares under the Company’s existing stock plans that are outstanding as of immediately prior to the Effective Time in accordance with the terms of the stock plans. At the Effective Time, each outstanding option, vested or unvested (other than Assumed Options), shall be converted into the right to receive an amount in cash equal to the product of (x) the total number of shares subject to the Company option times (y) the excess, if any, of the per share Merger consideration over the exercise price per share under such Company option, less applicable taxes required to be withheld with respect to such payment. For purposes of this table, we have assumed that the Effective Time will occur on August 8, 2016. As indicated above in Item 3—Effect of Merger on Options, for all of the options currently held by Messrs. Fagenson and Worman, the exercise price is in excess of $3.25. Mr. Levin does not currently hold any options.
(3)	As described in more detail in “Item 3—Arrangements with Executive Officers and Directors of the Company,” this amount equals the estimated value of the “double-trigger” Company-paid benefits, which consists of, for Mr. Worman, all accrued benefits that are payable to Mr. Worman pursuant to any employee benefit plan of the Company at the time and in the manner provided under the applicable plan; and for Mr. Levin, continued benefits for a period of 12 months including medical, hospitalization, dental and life insurance programs in which Mr. Levin, his spouse and dependents were participating immediately prior thereto. Except for the benefits described in the immediately preceding sentence, as of the date of this Statement, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Offer and/or the Merger.
(4)	As described in more detail in “Item 3—Arrangements with Executive Officers and Directors of the Company,” this amount consists of, for Mr. Fagenson, continuation of the health benefits for a period not to exceed 18 months.

Regulatory Approvals

The indirect changes in control of the Company’s broker-dealer subsidiaries are subject to approval by FINRA. On May 24, 2016, the Company filed with FINRA the Rule 1017 Application, which is the application required to be submitted to obtain the necessary approval.

Except for the approval of FINRA, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Fortress or Acquisition Sub to acquire or own shares of Common Stock pursuant to the Offer.

Antitrust Compliance

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Company believes that neither the purchase of Common Stock by Fortress pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished to the holders of shares of Common Stock pursuant to 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Fortress’s right, pursuant to the Merger Agreement, to designate persons to the Board.

Legal Proceedings

As of the date of this Statement, the Company is not aware of any material pending legal proceeding relating to the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015, and the Quarterly Reports on Form 10-Q for the three months ended December 31, 2015 and March 31, 2016.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in the Company’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.	Exhibits

The following exhibits are filed or incorporated by reference as part of this Statement:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated August 12, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit No.	Description

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(vi)	Letter dated August 12, 2016 to stockholders of the Company.*

(a)(2)	Opinion of Berkshire Capital Securities LLC, dated April 27, 2017 (incorporated by reference to Annex II to this Statement).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Joint Press Release of Fortress and the Company, dated April 28, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016).

(a)(5)(ii)	Communication to the Company’s Valued Associates, Staff, and Branch Offices throughout the National NAM, VFinance, and Gilman Organizations from Messrs. Fagenson and Goldwasser (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on April 8, 2016).

(e)(1)	Agreement and Plan of Merger, dated as of April 27, 2016, by and among the Company, Fortress and Acquisition Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016).

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2016, by and among the Company, Fortress and Acquisition Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2016).

(e)(3)	Stockholder Rights Agreement, dated as of April 27, 2016, by and between the Company and Acquisition Sub (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016).

(e)(4)	Form of Support and Voting Agreement by and among Fortress, Acquisition Sub, and certain stockholders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016).

(e)(5)	Form of Voting Agreement by and among Fortress, Acquisition Sub, and certain stockholders (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016).

(e)(6)	Forms of Resignation for the Company’s Board of Directors.*

(e)(7)	Co-Executive Chairman Compensation Plan, dated June 20, 2013, between the Company and Robert B. Fagenson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 26, 2013).

(e)(8)	Amendment to Co-Executive Chairman Compensation Plan, dated June 6, 2014, between the Company and Robert B. Fagenson (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2014).

(e)(9)	Second Amendment to Co-Executive Chairman Compensation Plan, effective October 31, 2014, between the Company and Robert B. Fagenson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 25, 2014).

(e)(10)	Third Amendment to Co-Executive Chairman Compensation Plan, dated as of October 1, 2015, between the Company and Robert B. Fagenson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2015).

Exhibit No.	Description

(e)(11)	Fourth Amendment to Co-Executive Chairman Compensation Plan, dated as of December 29, 2015, between the Company and Robert B. Fagenson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2015).

(e)(12)	Fifth Amendment to Co-Executive Chairman Compensation Plan, dated as of March 21, 2016, between the Company and Robert B. Fagenson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 22, 2016).

(e)(13)	Employment Agreement, dated as of July 1, 2008, by and between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2008).

(e)(14)	Amendment to Employment Agreement, dated as of November 23, 2009, by and between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K filed with the SEC on December 29, 2009).

(e)(15)	Amendment to Employment Agreement, dated June 20, 2013, between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 26, 2013).

(e)(16)	Amendment to Employment Agreement, dated as of October 1, 2015, between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2015).

(e)(17)	Amendment to Employment Agreement, dated as of March 21, 2016, between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2016).

(e)(18)	Employment Agreement, dated as of May 7, 2015, between the Company and Glenn C. Worman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2015).

(e)(19)	The Company’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.13 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2002).

(e)(20)	Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2014).

(e)(21)	The Company’s Certificate of Incorporation (incorporated by reference to Exhibit 3.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 17, 2004).

(e)(22)	Certificate of Amendment to the Company’s Certificate of Incorporation (incorporated by reference to Exhibit 3.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2006).

(e)(23)	Certificate of Amendment to the Company’s Certificate of Incorporation (incorporated by reference to Exhibit 3.8 to the Company’s Current Report on Form 8-K filed with the SEC on June 17, 2008).

(e)(24)	Certificate of Amendment to the Company’s Certificate of Incorporation (incorporated by reference to Exhibit 3.11 to the Company’s Annual Report on Form 10-K filed with the SEC on December 29, 2014).

(e)(25)	Certificate of Amendment to the Company’s Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 20, 2015).

Exhibit No.	Description

(e)(26)	2006 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on January 26, 2006).

(e)(27)	2008 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on January 24, 2008).

(e)(28)	2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 19, 2013).

(e)(29)	First Amendment to the 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 19, 2013).

(e)(30)	Nonqualified Stock Option and Dividend Equivalent Agreement, dated as of July 28, 2013, between the Company and Robert B. Fagenson (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on December 29, 2014).

(e)(31)	Letter Agreement, dated as of November 23, 2009, by and between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K filed with the SEC on December 29, 2009).

(e)(32)	Option Agreement, dated as of July 1, 2008, by and between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.39 to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2008).

(e)(33)	Nonqualified Stock Option and Dividend Equivalent Agreement, dated as of June 20, 2013, between the Company and Mark Goldwasser (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on December 29, 2014).

(e)(34)	Nonqualified Inducement Stock Option Grant Notice, dated as of May 7, 2015, between the Company and Glenn S. Worman (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2015).

(e)(35)	Stock Option Agreement, dated as of May 7, 2015, between the Company and Glenn S. Worman (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2015).

(e)(38)	Stock Option Agreement, dated as of May 7, 2015, between the Company and Glenn S. Worman (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2015).

(e)(39)	Employment Agreement, dated as of July 1, 2008, by and between the Company and Alan B. Levin (incorporated by reference to Exhibit 10.38 to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2008).

(e)(40)	Amendment to Employment Agreement, dated March 30, 2015, between the Company and Alan B. Levin (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2015).

(e)(41)	Form of Warrant, dated July 12, 2010 (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K filed with the SEC on July 14, 2010).

(e)(42)	Form of Warrant, dated September 29, 2010 (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2010).

(e)(43)	Warrant Exchange Agreement, dated as of January 24, 2013, by and between the Company and the holders of warrants signatory thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K/A filed with the SEC on January 31, 2013).

(e)(44)	The Company’s Director Severance Policy for Non-Executive Management Members of the Board.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

NATIONAL HOLDINGS CORPORATION

By:	/S/ Robert B. Fagenson
Name:	Robert B. Fagenson
Title:	Executive Chairman and Chief Executive Officer

Dated: August 12, 2016

Annex I

Information Statement

NATIONAL HOLDINGS CORPORATION

410 Park Avenue, 14th Floor

New York, NY 10002

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being mailed on or about August 12, 2016 to holders of record of common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation (the “Company”), a Delaware corporation, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by FBIO Acquisition, Inc. (the “Acquisition Sub”), a Delaware corporation and a wholly-owned direct subsidiary of Fortress Biotech, Inc. (“Fortress”), a Delaware corporation, to purchase all of the issued and outstanding shares of Common Stock. Unless the context indicates otherwise, in this Information Statement, we use the terms the “Company,” “National,” “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Fortress without a meeting of stockholders of the Company to at least a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of April 27, 2016, by and among the Company, Acquisition Sub and Fortress, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of the date hereof (together with any amendments or supplements thereto, the “Merger Agreement”).

Pursuant to the Merger Agreement, Acquisition Sub commenced on the date hereof a tender offer to purchase all outstanding shares of Common Stock (the “Offer”) for $3.25 per share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the condition that there shall have been, as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the terms of the Offer, a number of shares of Common Stock that, together with the shares of Common Stock then owned by Fortress and its controlled affiliates, represent at least 80% of all then-outstanding shares of Common Stock (the “Merger Condition”), Acquisition Sub will be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”), without any stockholder approvals needed. At the effective time of the Merger (the “Effective Time”), if any, each share of Common Stock issued and outstanding immediately prior to such time (other than any (i) shares of Common Stock owned by Fortress, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of Fortress, (ii) shares of Common Stock owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) shares of Common Stock held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price.

The detailed terms and conditions of the Offer are set forth in the Offer to Purchase, dated as of the date hereof (the “Offer to Purchase”), filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Fortress and Acquisition Sub on the date hereof (the “Schedule TO”), and the related Letter of Transmittal, filed as Exhibit (a)(1)(ii) to the Schedule TO. The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, unless the Offer is extended or earlier terminated by Fortress or Acquisition Sub (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that upon closing of the Offer, if the Merger Condition is not satisfied, the size of the Board will be reduced from eleven directors to seven directors, all of the members of the Board will resign except for Messrs. Fagenson and Goldwasser, each a current director, and Fortress will be entitled to appoint five members to the Board. The Merger Agreement further provides that if the Merger Condition is satisfied, then (x) upon the closing of the Offer, (i) the size of the Board will be reduced from eleven directors to five directors, (ii) all of the members of the Board will resign, except for Messrs. Fagenson and Goldwasser, and (iii) Fortress will be entitled to appoint three members to the Board and (y) upon closing of the Merger, (i) Messrs. Fagenson and Goldwasser will resign from the Board and (ii) Fortress will be entitled to appoint two members to the Board. In connection with the execution and delivery of the Merger Agreement, the Company provided Fortress with signed, irrevocable letters of resignation from all current members of the Board that will become effective based on the circumstances set forth above. Additionally, the Company provided Fortress with resolutions of the Board appointing the individuals selected by Fortress into the vacancies created on the Board as a result of the resignations described above that will become effective based on the circumstances set forth above.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. This Information Statement supplements certain information set forth in the Schedule 14D-9 to which this Information Statement is attached as Annex I. Please read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement. The information contained in this Information Statement (including information incorporated by reference herein) concerning Fortress’s designees has been furnished to the Company by Fortress, and the Company assumes no responsibility for the accuracy or completeness of such information.

DIRECTORS DESIGNATED BY FORTRESS

The Merger Agreement provides that upon consummation of the Offer, effective as of the time at which Acquisition Sub first accepts shares of Common Stock for payment (the “Acceptance Time”), if the Merger Condition is not satisfied, the size of the Board will be reduced from eleven directors to seven directors by (x) reducing the number of Class I directors who serve until the 2017 annual meeting of stockholders of the Company from five directors to two directors and (y) reducing the number of Class III directors who serve until the 2016 annual meeting of stockholders of the Company from three directors to two directors, and Fortress will be entitled to designate five members to the Board. To effect the foregoing changes, the irrevocable letters of resignation of the current members of the Board that were delivered by the Company to Fortress in connection with the execution of the Merger Agreement, except for the irrevocable letters of resignation of Robert B. Fagenson and Mark Goldwasser (the “Existing Directors”), will become automatically effective as of the Acceptance Time. Additionally, as of the Acceptance Time, the five individuals designated by Fortress to fill the vacancies created by the resignations of the current members of the Board as described above, will automatically become effective. The five individuals designated by Fortress to fill such vacancies are Michael Eustace, Neil Herscovitz, Daniel Hume, Michael Weiss and Eli Selig (the “Fortress Designees”). In connection with the execution of the Merger Agreement, the Company delivered to Fortress resolutions of the Board approving the appointment of the Fortress Designees to fill the vacancies on the Board as of the Acceptance Time if the Merger Condition is not satisfied. Such resolutions will automatically become effective as of the Acceptance Time.

The Merger Agreement provides that as of the Acceptance Time, if the Merger Condition is satisfied, the size of the Board will be reduced from eleven directors to five directors by (x) reducing the number of Class I directors who serve until the 2017 annual meeting of stockholders of the Company from five directors to two directors, (y) reducing the number of Class II directors who serve until the 2018 annual meeting of stockholders of the Company from three directors to two directors and (z) reducing the number of Class III directors who serve until the 2016 annual meeting of stockholders of the Company from three directors to one director, and Fortress will be entitled to designate all of the members of the Board. To effect the foregoing changes, the irrevocable letters of resignation of the current members of the Board that were delivered by the Company to Fortress in connection with the execution of the Merger Agreement, shall automatically become effective upon the Acceptance Time, except for the irrevocable letters of resignation of the Existing Directors, which shall automatically become effective upon the Effective Time. Additionally, as of the Acceptance Time, the three individuals designated by Fortress to fill the vacancies created by the resignations of the current members of the Board as described above will automatically become effective. Fortress has designated Fortress Designees Neil Herscovitz, Daniel Hume and Michael Weiss to fill the vacancies created by the resignations as of the Acceptance Time if the Merger Condition is satisfied, and the Company delivered to Fortress resolutions of the Board approving the appointment of Messrs. Herscovitz, Hume and Weiss to fill such vacancies. Such resolutions will automatically become effective as of the Acceptance Time. As of the Effective Time, the irrevocable letters of resignation of the Existing Directors will become effective and the two individuals designated by Fortress will automatically be appointed to fill the vacancies created by the resignations of the Existing Directors. Fortress designated Fortress Designees Michael Eustace and Eli Selig to fill the vacancies created by the resignations of the Existing Directors as of the Effective Time, and the Company delivered to Fortress resolutions of the Board approving the appointment of Messrs. Eustace and Selig to fill such vacancies. Such resolutions will automatically become effective as of the Effective Time.

The Fortress Designees have consented to serve as directors of the Company in accordance with the circumstances described above. None of the Fortress Designees currently is a director of, or holds any position with, the Company. Fortress and Acquisition Sub have informed the Company that, to their knowledge, except as disclosed in the Offer to Purchase, none of the Fortress Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the U.S. Securities and Exchange Commission. Based upon a review by the Board of all relevant information, the Board has determined that each of Messrs. Eustace, Hume, Herskowitz and Salig meets the requirements for independence under the rules of The Nasdaq Stock Market for board members.

Fortress and Acquisition Sub have informed the Company that, to their knowledge, none of the Fortress Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As described above, it is expected that (i) if the Merger Condition is not satisfied, all of the Fortress Designees will assume office immediately following the purchase by Acquisition Sub of shares of Common Stock pursuant to the Offer, and (ii) if the Merger Condition is satisfied, three of the Fortress Designees will assume office immediately following the purchase by Acquisition Sub of Shares pursuant to the Offer and the remaining two Fortress Designees will assume office as of the Effective Time of the Merger, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, and that, upon assuming office, such Fortress Designees will thereafter constitute at least a majority of the Board.

The following sets forth, with respect to each Fortress Designee, the name, age as of the date hereof, present principal occupation and employment history of the individual during the past five years. The business address of each Fortress Designee is c/o Fortress Biotech, Inc., 2 Gansevoort Street, 9th Floor, New York, New York 10014.

Name	Age	Present Principal Occupation or Employment and Five Year Employment History
Michael T. Eustace	49	*
Daniel Hume	49	*
Neil Herskowitz	59	*
Eli Salig	67	*
Michael S. Weiss	49	*

*	See biographies immediately below table.

Michael T. Eustace, CIM currently serves as a Managing Director in the Wealth Management division at UBS Financial Services and has over 20 years of experience in the financial industry. Prior to returning to UBS in December 2015, Mr. Eustace had been at Credit Suisse Securities USA, LLC since January 2009. Prior to that, he was a Senior Vice President with UBS Private Wealth Management from September 2004. Mr. Eustace started his career in 1996 with Merrill Lynch’s Private Banking and Investment Group in Washington, DC; he and the team moved to New York in 2004 in order to provide greater access to the financial markets and better serve their international clients. He worked directly with Credit Suisse’s Investment Bank in both Canada and the United States. He specializes in advising corporate clients on managing both liquid and illiquid concentrated stock strategies in a customized manner that is aligned with their long term wealth management goals. Mr. Eustace was responsible for building out and establishing Credit Suisse’s private banking in Canada from January 2013 to December 2015. Mr. Eustace and his team rejoined the International Division of UBS Financial Services in December of 2015, shortly after Credit Suisse announced it would be exiting the North American Private Banking business. Mr. Eustace is a graduate of Concordia University in Montreal, Canada where he majored in U.S. and Canadian Political Science.

Daniel Hume is currently a partner in the New York office of the law firm Kirby McInerney, LLP, and is a member of the firm’s management committee. Mr. Hume’s practice focuses on securities, structured finance, and antitrust litigation. Mr. Hume joined the firm in 1995. Mr. Hume is admitted to the New York State Bar and federal courts around the country, including the United States District Courts for the Southern and Eastern Districts of New York, the United States Court of Appeals for the Second, Third, Fourth, and Fifth Circuits, the Appellate Division of the Supreme Court of the State of New York, First Judicial Department, and the United States Supreme Court. Mr. Hume graduated from the State University of New York at Albany magna cum laude (B.A. Philosophy, 1988) and from Columbia Law School, where he served as Notes Editor for the Columbia Journal of Environmental Law (J.D., 1991).

Neil Herskowitz, has been a Managing Member of the ReGen group of companies since 1998, which include Riverside Contracting LLC, Riverside Claims LLC, ReGen Capital I LLC, ReGen Partners LLC, ReGen Partners I L.P. and most recently ReGen Capital Investments LLC and Riverside Claims Investments LLC. He currently serves as Chairman of the Board of Directors of Starting Point Services for Children, a not-for-profit corporation. Mr. Herskowitz has been a Director and Audit Committee member of Avenue Therapeutics, Inc. since December 2015. He has been a Director and Audit Committee member of Checkpoint Therapeutics, Inc. since August 2015. He previously served as a Director and Audit Committee Chairman at Origo Acquisition Corporation (OACQU) (formerly, CB Pharma Acquisition Corporation). He also previously served as a Director of CytRx Oncology Corporation, Alacrity Biosciences, Inc., and Innovive Pharmaceuticals. He served as a Director and Audit Committee Chairman of Chelsea Therapeutics International Ltd. (CHTP) (formerly, Ivory Capital Corp) from September 2004 to March 18, 2008. He served as a Director of TG Therapeutics, Inc. (TGTX) from July 2004 to June 2015. Mr. Herskowitz holds a B.B.A. in Finance from Bernard M. Baruch College in 1978.

Eli Salig is currently an independent business consultant who provides mentoring and guidance to incubators and start-ups primarily on human resource issues including executive coaching and talent acquisition and management. Mr. Salig was Executive Vice President of Human Resources Outsourcing for AON Consulting from 2001 to 2007. He was the President and Co-Founder of ASI Solutions from 1978 to 2001. A human resources consulting and outsourcing organization, ASI Solutions focused on working with large companies in the recruitment, selection training and compensation of sales and customers service associates and managers. Mr. Salig’s major clients included Verizon, Morgan Stanley, Hewlett-Packard, Agilent, SBC, and Bell South. ASI Solutions became a publicly-traded company in 1997 and, after reaching $100 annual revenue, was acquired by AON Consulting in 2001. From 1971 to 1978, Mr. Salig was Vice President of Human Resources at Dean Witter and Company. Mr. Salig graduated from Columbia College with a Bachelor of Arts in Psychology, from Columbia University with a Master of Arts in Industrial Psychology, and from New York University with an M.B.A.

Michael S. Weiss has served as a member of the Board of Directors of Fortress since December 2013 and as Executive Vice Chairman, Strategic Development of Fortress since February 2014. Mr. Weiss served as Co-Vice Chairman of the Board of Fortress from December 2013 until January 2014. Mr. Weiss served as Chairman of the Board of National Holdings Corporation from January 2011 to April 2012. Since March 2015, Mr. Weiss also has been Executive Chairman of the Board of Directors of Checkpoint Therapeutics, Inc. and, from August 2015 to October 2015, served as the company’s Interim Chief Executive Officer and President. Mr. Weiss is Co-Portfolio Manager and Partner of Opus Point Partners Management, LLC, which he joined in 2009. He also served as the Co-Chairman of the Board of Directors of Origo Acquisition Corporation (OACQU) (formerly, CB Pharma Acquisition Corporation) from 2014-2016. He has also served as Executive Chairman, Interim Chief Executive Officer and President of TG Therapeutics, Inc. since 2011. From 2002 to 2009, Mr. Weiss was the Chairman and Chief Executive Officer of Keryx Biopharmaceuticals, Inc., where he helped the company acquire and develop AuryxiaTM and establish its partnership with Japan Tobacco, Inc. and Torii Pharmaceutical Co., Ltd. Mr. Weiss began his professional career as a lawyer with Cravath, Swaine & Moore LLP. He earned his J.D. from Columbia Law School and his B.S. in Finance from The University at Albany.

INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized share capital of the Company consists of 150,000,000 shares of Common Stock, par value $0.02 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of August 8, 2016, a total of 12,432,575 shares of Common Stock and 0 shares of preferred stock were issued and outstanding. The shares of Common Stock constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Positions Held	Class and Year in Which Term Expires
Robert B. Fagenson	67	Executive Chairman and Chief Executive Officer	Class I, 2017
Mark Goldwasser	58	President and Director	Class III, 2016
Richard Abbe (3)(5)	46	Director	Class III, 2016
James Ciocia	59	Director	Class I, 2017
Salvatore Giardina (1)(2)(3)	54	Director	Class III, 2016
William Lerner (3)(4)(5)	75	Director	Class I, 2017
Frank S. Plimpton (1)(2)(4)(5)	61	Director	Class II, 2018
Frederic B. Powers III (2)(3)(4)(5)	50	Director	Class II, 2018
Joshua Silverman (1)(5)	46	Director	Class I, 2017
Frederick Wasserman (1)(2)(5)	62	Director	Class I, 2017
Glenn C. Worman	56	Executive Vice President—Finance and Chief Operating Officer
Alan B. Levin	52	Chief Financial Officer

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance Committee
(4)	Member of Nominating Committee
(5)	Member of the Strategy Committee

Set forth below is information regarding each director and executive officer.

Robert Fagenson has been a member of our Board since March 2012 and has served as Executive Chairman and Chief Executive Officer since December 2014 and served as Executive Co-Chairman from July 2012 to December 2014. Mr. Fagenson has spent the majority of his career at the New York Stock Exchange, where he was Managing Partner of one of largest specialist firms operating on the exchange trading floor. Having sold his firm and subsequently retired from that business in 2007, he has been CEO of Fagenson. & Co., Inc., a 50 year old broker dealer that engaged in institutional brokerage as well as investment banking and money management. On March 1, 2012, Fagenson. & Co., Inc. transferred its brokerage operation, accounts and personnel to National Securities Corporation and operates as a branch office of that firm. During his career as a member of the New York Stock Exchange beginning in 1973, he has served as a Governor on the trading floor and was elected to the New York Stock Exchange board of directors in 1993, where he served for six years, eventually becoming Vice Chairman of the Board in 1998 and 1999. He returned to the Board in 2003 and served until the Board was reconstituted with only non-industry directors in 2004. Mr. Fagenson has served on the boards of a number of public companies and presently is the Non-Executive Chairman of Document Security Systems, Inc. (NYSE MKT—DSS) and a member of the Board of Cash Technologies Corp. He is also a Director of the National Organization of Investment Professionals (NOIP). In addition to his business related activities, Mr. Fagenson, serves as Vice President and a Director of New York Services for the Handicapped, Treasurer and Director of the Centurion Foundation, Director of the Federal Law Enforcement Officers Association Foundation, Treasurer and Director of the New York City Police Museum and as a Member of the Board of the Sports and Arts in Schools Foundation. He is a Member of the alumni boards of both the Whitman School of Business and the Athletic Department at Syracuse University. He also serves in a voluntary capacity on the boards and committees of many civic, social and community organizations. Mr. Fagenson received his B.S. degree in Transportation Sciences & Finance from Syracuse University in 1970. Our Board believes that Mr. Fagenson’s extensive experience in serving on boards of directors and his leadership experience he gained by serving as Chief Executive Officer of Fagenson & Co., Inc., as well as his extensive knowledge of public company governance derived from his many years of service on the board of and as vice chairman of The New York Stock Exchange, qualifies him to serve on our Board.

Mark Goldwasser has served as a member of our Board since December 2001. Mr. Goldwasser joined the Company in June 2000. Mr. Goldwasser served as our President from January 2013 to June 30, 2016. From August 2000 to July 2008 Mr. Goldwasser also served as our President. From December 2001 to January 2013, he served as our Chief Executive Officer and from April 2005 to March 2012, he served as our Chairman. Prior to joining the Company, Mr. Goldwasser was the Global High Yield Sales Manager at ING Barings from 1997 to 2000. From 1995 to 1997, Mr. Goldwasser was the Managing Director of High Yield Sales at Schroders & Co., and from 1991 to 1995, the Vice President of Institutional High Yield Sales at Lazard Freres & Co. From 1984 to 1991, Mr. Goldwasser served as the Associate Director of Institutional Convertible Sales and Institutional High Yield Sales at Bear Stearns & Co., Inc. From 1982 to 1984, Mr. Goldwasser was a Floor member of the New York Mercantile Exchange (NYMEX) and the Commodity Center (COMEX). Our Board believes that Mr. Goldwasser’s extensive experience in the broker dealer industry, as well as his extensive knowledge of all aspects of our business, qualifies him to serve on our Board.

Richard Abbe has served as a member of our Board since July 2014. Mr. Abbe is the Co-founder, and is a Principal and Managing Partner of Iroquois Capital Management, LLC and Iroquois Capital (offshore) Ltd. Mr. Abbe has served as Co-Chief Investment Officer of Iroquois since inception in 2003. Mr. Abbe currently serves on the Board of Directors of FORM Holdings Corp. Previously, Mr. Abbe co-founded and served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to that, he was employed by Lehman Brothers and served as Senior Managing Director at Gruntal & Company, LLC, where he also served on the firm’s Board of Directors. Mr. Abbe also previously served as Founding Partner at Hampshire Securities. Mr. Abbe’s extensive knowledge of the capital markets and experience in matters involving corporate governance makes him a valuable asset to the Board.

James Ciocia has served as a member of our Board since October 2013. He was a principal founder of Gilman Ciocia, Inc. having opened its first tax preparation office in 1981 and serving as its Chief Executive Officer from 1981 until November 6, 2000 and as a director from 2001 to October 2013. Mr. Ciocia brings to the Board extensive business and operating experience as well as insights into and experiences within the tax preparation and financial planning industry.

Salvatore Giardina has served as a member of our Board since October 2012. He has served as Chief Financial Officer of Pragma Securities LLC and its holding company, Pragma Weeden Holdings LLC, since 2009. From 2006 through 2008, Mr. Giardina served as S.V.P. and Chief Financial Officer of G-Trade Services LLC and ConvergEx Global Markets LLC. From 2002 through 2006, Mr. Giardina served as V.P. and Chief Financial Officer of Ladenburg Thalmann Financial Services Inc., the publicly-traded holding company of Ladenburg Thalmann & Co., Inc., where Mr. Giardina served as its E.V.P. and Chief Financial Officer from 1998 through 2006 and as its Controller from 1990 through 1998. From 1983 through 1990, Mr. Giardina was an auditor with the national public accounting firm of Laventhol & Horwath. Mr. Giardina is a certified public accountant and is Series 7, 24, 27, 63 and 99 registered. Our Board believes that Mr. Giardina’s extensive financial expertise and his practical and management experience in public accounting and securities broker-dealers qualifies him to serve on our Board. Mr. Giardina also serves as our Audit Committee financial expert. Effective May 2016, Mr. Giardina became a director and chairman of the audit committee of FORM Holdings Corp, publically-traded diversified holding company.

William Lerner has served as a member of our Board since March 2013. For over the last five years, Mr. Lerner has been engaged in the private practice of corporate and securities law in New York and Pennsylvania. Since 2006, Mr. Lerner has served as a director/trustee of The Daily Income Fund, a diversified, open-end management investment company, and also serves on its Compensation Committee and is the Chairman of the Compliance and Risk Committee. Mr. Lerner also served as Branch Chief of the Enforcement Division at the SEC and a former officer and director of compliance at the American Stock Exchange. Mr. Lerner serves on the Board of Directors of Sanomedics, Inc., a medical technology company focused on developing, manufacturing and acquiring technology product and service companies, and The Daily Income Fund and the California Daily Tax Income Fund, both SEC registered money-market mutual funds. Our Board believes that Mr. Lerner’s perspective as a non-management director and his experience as a corporate lawyer with substantial experience and insight into matters relating to the SEC and the securities markets qualifies him to serve on our Board.

Frank S. Plimpton has served as a member of our Board since June 2010. Mr. Plimpton has over 35 years of experience in reorganizations, investment banking and private equity investing. Mr. Plimpton is an investor, having worked for Matlin Patterson Global Advisors LLC and its predecessor within Credit Suisse First Boston (distressed-for-control private equity 1998-2008), Wexford Capital Advisors (special situations), Pegasus Financial (special situations), Smith Management Company (distressed securities); previously, Mr. Plimpton worked as a restructuring advisor, including PaineWebber Incorporated (now part of UBS, M&A and restructuring), Solomon Brothers, Inc. (now part of Citicorp, M&A and restructuring), and Milbank, Tweed, Hadley & McCloy (bankruptcy lawyer); Mr. Plimpton previously served on the Boards of Broadpoint Gleacher Securities, Inc., XLHealth Corporation, Renewable BioFuels, LLC, and NorthernStar Natural Gas, LLC. Mr. Plimpton holds a BA in Applied Mathematics and Economics from Harvard College, and an MBA and LLB from The University of Chicago. Our Board believes that Mr. Plimpton’s extensive experience in private equity, reorganizations, investment banking and investing qualifies him to serve on our Board.

Frederic B. Powers III, has served as a member of our Board since March 2013. Since June 2012, Mr. Powers has served as Managing Director of Powers Private Equity LLC—Family Office, a company that makes direct investments in public and private companies. From 1989 to May 2012, Mr. Powers served in various capacities, including President and Executive Vice President, at Powers Fasteners, Inc., a global manufacturer and distributor of construction products to the professional market. Our Board believes that Mr. Powers’ perspective as a non-management director and as an investors, as well as his 23 years’ executive level experience he gained by serving as President and Executive Vice President of a multinational corporation qualifies him to serve on our Board.

Joshua Silverman has served as a member of our Board since July 2014. Mr. Silverman is the Co-founder of Iroquois Capital Management, LLC, the Registered Investment Advisor to Iroquois Capital LP and Iroquois Capital (Offshore) Ltd. Mr. Silverman is Manager of Parkfield Funding LLC . Mr. Silverman currently serves on the Boards of Directors of Protegenic Therapeutics, Inc., Neurotrope, Inc., where he also serves as the Chairman, and Alanco Technologies, Inc. From 2000 to 2003, Mr. Silverman served as Co-Chief Investment Officer of VerticalVentures, LLC, a merchant bank. Prior to forming Iroquois, Mr. Silverman was a Director of Joele Frank, a boutique consulting firm specializing in mergers and acquisitions. Previously, Mr. Silverman served as AssistantPress Secretary to The President of The United States. Mr. Silverman’s extensive experience investing in public and private companies and solving company inefficiencies as they relate to corporate structure, cash flow and management qualifies him to serve on our Board.

Frederick Wasserman has served as a member of our Board since October 2013. He served as a director of Gilman Ciocia, Inc. from September 2007 until October 2013. Since May 2008, Mr. Wasserman has served as the President of FGW Partners, LLC, which provides management and financial consulting services. From January 2007 until April 2008, Mr. Wasserman provided management and financial consulting services as a sole practitioner. From August 2005 until December 31, 2006, Mr. Wasserman served as the Chief Operating and Chief Financial Officer for Mitchell & Ness Nostalgia Co., a privately-held manufacturer and distributor of licensed sportswear and authentic team apparel. Mr. Wasserman is non-executive Chairman of the Board and audit committee member for DHL Holdings Corp. (formerly TeamStaff, Inc.), a provider of government logistics services. Mr. Wasserman is also a director and Chairman of the audit committee of MAM Software Group Inc., a provider of software products for the automobile aftermarket. Mr. Wasserman also serves as a member of the Board of Directors of SMTC Corporation, a global Electronics Manufacturing Services provider, based in Toronto, Canada, is the Chairman of their audit committee and serves on their compensation and nominating committees. As the President of a management and financial consulting services firm, and former Chief Financial Officer, Chief Operating Officer and President of several public and private companies, Mr. Wasserman brings to our Board a great deal of experience as an active member of a number of public company boards as well as a deep understanding of the financial and operational aspects of a business.

Glenn C. Worman, has been our Executive Vice President—Finance since May 2015 and Chief Operating Officer since November 2015. Mr. Worman served as Chief Financial Officer for the Americas to ICAP plc, an

inter dealer broker and provider of post trade risk mitigation and information services, from July, 2011 through March, 2015. Mr. Worman has also served in a wide variety of senior management positions at major investment banks and broker-dealers. A 23 year career at Merrill Lynch (June, 1985 through March, 2008) included segment CFO positions in Fixed Income and Equity Trading, Investment Management, and Wealth Management. He also held senior finance positions in Corporate Reporting, and was responsible for various strategic analysis projects at that firm. From April, 2008 through February, 2009 he headed Finance for Wealth Management at Morgan Stanley, and from January, 2010 through June, 2011 he served as the Chief Operating Officer for Finance in the Americas at Deutsche Bank. Mr. Worman earned a Masters degree in Finance from Fairleigh Dickinson University.

Alan B. Levin, has been our Chief Financial Officer since the merger with vFinance, Inc. in July 2008. Prior to that, he served as Chief Financial Officer of vFinance since January 2007. Prior to that date, he served as its Interim Chief Financial Officer since July 2006 and its Controller since June 2005. Prior to joining vFinance, Mr. Levin served as Chief Financial Officer for United Capital Markets, Inc. from September 2000 to January 2005. Mr. Levin has over 15 years of experience in the brokerage industry serving as a Financial and Operations Principal and 25 years of experience serving in accounting management roles in various industries. He received a B.S. degree in Economics with a concentration in Accounting from Southern Connecticut State University in New Haven, Connecticut in 1986.

CORPORATE GOVERNANCE

The Company’s business affairs are conducted under the direction of the Board in accordance with the DGCL and the Company’s certificate of incorporation, as amended and in effect from time to time and bylaws, as amended. Members of the Board are informed of the Company’s business through discussions with management, by reviewing materials provided to them and by participating in meetings of the Board and its committees. Certain corporate governance practices that the Company follows are summarized below.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership, and the right Board leadership structure may vary as circumstances warrant.

The Company’s bylaws provide that the Chairman of the Board is also the Chief Executive Officer of the Company. Following the resignation of the Company’s former Executive Co-Chairman and Chief Executive Officer in December 2014, pursuant to the Company’s bylaws, Robert B. Fagenson became the sole Executive Chairman of the Board and Chief Executive Officer. Mr. Fagenson served as Executive Co-Chairman of the Board from July 2012 to December 2014. Mr. Fagenson is involved in the Company’s day-to-day operations and the strategic decision-making at the Board level. Based on its most recent review of the Company’s leadership structure, the Board continues to believe that this leadership structure is optimal for the Company because it provides the Company with strong and consistent leadership. The Board believes that having Mr. Fagenson serving in these positions provides the Company with decisive and effective leadership.

In considering its leadership structure, the Board has taken a number of factors into account. A number of Board and committee processes and procedures, including regular executive sessions of non-management Directors and a regular review of the Company and its executive officers’ performance, provide substantial independent oversight of the Company’s management’s performance. The Board has the ability to change its structure should that be deemed appropriate and in the best interest of the Company and its stockholders.

The Executive Chairman of the Board presides at all meetings of the stockholders and of the Board as a whole. The Executive Chairman performs such other duties, and exercises such powers, as from time to time shall be prescribed by the Board.

To ensure that the independent directors play a leading role in our current leadership structure, the Board established the position of Lead Independent Director in January 2015. Richard Abbe currently serves as our Lead Independent Director. The Board has a majority of independent directors and maintains independent Board committees. In his role as Lead Independent Director, Mr. Abbe is in frequent contact with the Executive Chairman and Chief Executive Officer and is regularly consulted on material business matters. The Lead Independent Director is elected by the independent directors, and ensures that the Board operates independently of management and that directors and stockholders have an independent leadership contact.

The responsibilities of the Lead Independent Director of the Board include the following:

•	serving as a liaison between the independent directors and the Executive Chairman of the Board;

•	meeting with the Chief Executive Officer as frequently as appropriate to act as a sounding board on matters of strategic significance;

•	calling meetings of the independent directors and advising the Executive Chairman of the Board and other directors of such meetings, as well as the subject matter, where appropriate;

•	reviewing with, and giving input to, the Executive Chairman of the Board prior to dissemination of information to be sent to the Board, including the quality, quantity and timeliness of such information, as well as meeting agendas;

•	facilitating the Board’s consideration and approval of the number and frequency of Board meetings, and reviewing with, and giving input to, the Executive Chairman of the Board to suggested meeting schedules to assure that there is sufficient time for dissemination of and study of materials and discussion of all agenda items;

•	being apprised of inquiries from stockholders and advising, when appropriate, the Executive Chairman of the Board in responding to these inquiries; and

•	being advised by the Executive Chairman of the Board of requests by stockholders for meetings with the Executive Chairman of the Board and ensuring that he is available, when appropriate, for consultation, direct communication and participation with the Executive Chairman of the Board in such meetings.

Risk Oversight

Assessing and managing risk is the responsibility of our management. The Board oversees and reviews certain aspects of the Company’s risk management efforts. The Board is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management by the Board and its committees. Among other areas, the Board is directly involved in overseeing risks related to the Company’s overall strategy, including product, go-to-market and sales strategy, executive officer succession, business continuity, crisis preparedness and corporate reputational risks.

The committees of the Board execute their oversight responsibility for risk management as follows:

•	The Audit Committee has responsibility for overseeing the Company’s internal financial and accounting controls, work performed by the Company’s independent registered public accounting firm and the Company’s internal audit function. As part of its oversight function, the Audit Committee regularly discusses with management and the Company’s independent registered public accounting firm, the Company’s major financial and controls-related risk exposures and steps that management has taken to monitor and control such exposures. In addition, the Company, under the supervision of the Audit Committee, has established procedures available to all employees for the anonymous and confidential submission of complaints relating to any matter to encourage employees to report questionable activities directly to the Company’s senior management and the Audit Committee.

•	The Compensation Committee is responsible for overseeing risks related to the Company’s cash and equity-based compensation programs and practices.

•	The Corporate Governance Committee is responsible for overseeing risks related to the Company’s corporate governance. In this regard, the Corporate Governance Committee reviews transactions between the Company and its officers, directors, affiliates of officers and directors or other related parties for conflicts of interest.

•	The Nominating Committee is responsible for overseeing risks related to the composition and structure of the Board and its committees. In this regard the Nominating Committee conducts an annual evaluation of the Board and its committees, plans for Board member succession and executive officer succession plans.

Code of Ethics and Business Conduct

We have adopted the National Holdings Corporation Code of Ethics and Business Conduct (the “Code of Conduct”), a code of conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 30, 2004, and is publicly available on the SEC’s website at www.sec.gov. If we make any substantive amendments to the Code of Conduct or grant any waiver, including any implicit waiver from a provision of the Code of Conduct to our directors or executive officers, we will disclose the nature of such amendment or waiver in a Current Report on Form 8-K.

Family Relationships

There are no family relationships among our executive officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Such persons are required by the SEC to furnish the Company with copies of all Section 16(a) forms that they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations from certain reporting persons, all required Section 16(a) filings applicable to its directors, executive officers and greater-than-ten-percent beneficial owners were properly filed during the fiscal years ended September 30, 2014 and September 30, 2015, except that Alan B. Levin, Chief Financial Officer, did not timely file a Form 4 for a transaction occurring in September 2014, but such Form 4 was subsequently filed.

Independence

Based upon a review by the Board of all relevant information, the Board has determined that each of Messrs. Abbe, Giardina, Lerner, Plimpton, Powers, Silverman and Wasserman meet the requirements for independence under the rules of The Nasdaq Stock Market for board members and for members of the committees of the Board on which each serves.

Meetings and Committees of the Board and Corporate Governance Matters

During the fiscal year ended September 30, 2015, the Board met or acted by unanimous written consent a total of 19 times. Each director attended or participated in 75% or more of the total number of meetings of the Board and committees on which he served during the time he served as a director.

Committees of the Board of Directors

During the fiscal year ended September 30, 2015, the Board had five standing committees consisting of an Audit Committee, a Compensation Committee, a Nominating Committee, a Corporate Governance Committee, and a Strategy Committee.

Audit Committee. The Audit Committee currently consists of Salvatore Giardina, Frank S. Plimpton, Joshua Silverman and Frederick Wasserman. The Board has determined that each member of the Audit Committee has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. Under SEC rules, companies are required to disclose whether their audit committees have an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K under the Exchange Act. The Board has determined that Salvatore Giardina is a financial expert. The Audit Committee meets quarterly and on an as-needed basis. The Audit Committee met five times during the year ended September 30, 2015.

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Audit Committee’s responsibilities include, among other things:

•	being responsible for the appointment, compensation, retention and oversight of the independent auditor;

•	approving the engagement of the independent auditor to render an audit or permitted non-audit services;

•	determining the independence and quality control procedures of the independent auditor and reviewing the experience and qualifications of the independent auditor’s senior personnel that are providing audit services to the Company;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing the quarterly financial statements with management and the independent auditor;

•	reviewing with management and the independent auditor the effectiveness of the Company’s system of internal controls;

•	providing the Company with the report of the Audit Committee with respect to the audited financial statements for inclusion in each of the Company’s Annual Reports on Form 10-K; and

•	reporting regularly to, and reviewing with, the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor, the performance of the Company’s internal audit function or any other matter the Audit Committee determines is necessary or advisable to report to the Board.

Audit Committee Report

On December 17, 2015, the Audit Committee met to review the results of the fiscal year 2015 audit. The Audit Committee reviewed the Company’s audited financial statements as of and for the fiscal year ended September 30, 2015, with management and the Company’s independent public accountants, EisnerAmper LLP (“EisnerAmper”), for the fiscal year ended September 30, 2015. This review included the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees”, as issued and amended by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Audit Committee discussed with EisnerAmper their independence from management and from the Company, and has received the written disclosures and the letter required by Independent Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board in Rule 3600T from EisnerAmper confirming their independence.

Based on the above review and discussions, the Audit Committee recommended to the Board that the audited financial statements as of and for the fiscal year ended September 30, 2015, be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

Respectfully,

Salvatore Giardina, Frank Plimpton, Joshua Silverman, Frederick Wasserman

The “Audit Committee Report” above shall not be deemed incorporated by reference by any general statement incorporating this Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

Compensation Committee. The Compensation Committee currently consists of Salvatore Giardina, Frederic Powers, Frank Plimpton and Frederick Wasserman. The Compensation Committee meets annually and on an as-needed basis. The Compensation Committee met eight times during the year ended September 30, 2015. The responsibilities of the Compensation Committee include, among other things:

•	establishing and reviewing the overall compensation philosophy of the Company and overseeing the development and implementation of compensation programs;

•	reviewing and approving the Company’s corporate goals and objectives relevant to the Chief Executive Officer’s and other executive officers’ compensation, including annual performance objectives;

•	reviewing and approving the annual salary, bonus, stock options, and other benefits, direct and indirect, of the Chief Executive Officer;

•	reviewing and recommending to the Board the annual salary, bonus, stock options, and other benefits, direct and indirect, of other executive officers;

•	reviewing and recommending to the full Board compensation of directors;

•	reviewing and recommending to the full Board, or approving, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment contracts, change-in-control, severance, or termination arrangements; and

•	reviewing and recommending to the Board issues with respect to the Company’s incentive-compensation plans and equity-based plans.

Corporate Governance Committee. The Corporate Governance Committee currently consists of Richard Abbe, Salvatore Giardina, William Lerner and Frederic Powers. The Corporate Governance Committee meets annually and on an as-needed basis. The Corporate Governance Committee met one time during the year ended September 30, 2015. The responsibilities of the Compensation Committee include, among other things:

•	developing and maintaining the Company’s principles of corporate governance;

•	keeping up to date with regulatory requirements and other new developments in corporate governance and suggesting changes to the Company’s governance practices;

•	reviewing and recommending to the Board stockholders’ proposals that relate to corporate governance; and

•	reviewing on an ongoing basis all related party transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404 for potential conflict of interest situations and approve all such transactions.

Nominating Committee. The Nominating Committee currently consists of William Lerner, Frank Plimpton and Frederic Powers. The Nominating Committee meets annually and on an as-needed basis. The Nominating Committee met two times during the year ended September 30, 2015. The responsibilities of the Nominating Committee include, among other things:

•	reviewing the composition of the Board at least annually to ensure that the Board complies with all applicable laws, regulations, and any listing requirements;

•	establishing criteria for the selection of new directors to serve on the Board, taking into account at minimum all applicable laws, rules, regulations and listing standards, a potential candidate’s experience, areas of expertise and other factors relative to the overall composition of the Board;

•	identifying individuals believed to be qualified as candidates to serve on the Board and recommending that the Board select the candidates for all directorships to be filled by the Board or by the stockholders at an annual or special meeting or recommending that the Board select the candidates to fill the unexpired term of any vacancy existing in the Board or created by an increase in the size of the Board;

•	considering nominations of director candidates submitted by stockholders; and

•	overseeing and approving the management continuity planning process.

Board of Director nominations are recommended by the Nominating Committee and the Board. In making its nominations, the Nominating Committee and the Board identify candidates who meet the current challenges and needs of the Board. In determining whether it is appropriate to add or remove individuals, the Nominating Committee and the Board will consider issues of judgment, diversity, age, skills, background and experience. In making such decisions, the Nominating Committee and Board consider, among other things, an individual’s business experience, industry experience and financial background and experiences. The Nominating Committee and the Board also consider the independence, financial literacy and financial expertise standards required by our Board committees’ charters and applicable laws, rules and regulations, and the ability of the candidate to devote the time and attention necessary to serve as a director and a committee member.

In the event that vacancies are anticipated or otherwise arise, the Nominating Committee and the Board consider various potential candidates for director. Candidates may come to the attention of the Nominating Committee and the Board through current directors, professional search firms engaged by us, stockholders or other persons. Candidates are evaluated at Nominating Committee meetings as well as regular or special meetings of the Board and may be considered at any point during the year.

Candidates for director recommended by stockholders will be considered by the Nominating Committee and the Board. Such recommendations should include the candidate’s name, home and business contact information, detailed biographical data, relevant qualifications for membership on our Board, information regarding any relationships between the candidate and us within the last three years, including holdings of our capital stock, and a written indication by the recommended candidate of the candidate’s willingness to serve.

The Nominating Committee and the Board will evaluate recommendations for director nominees submitted by directors, management or qualifying stockholders in the same manner, using the criteria stated above. All directors and director nominees will submit a completed form of directors’ and officers’ questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating Committee and the Board.

Strategy Committee. The Strategy Committee currently consists of Frank Plimpton, Joshua Silverman, Richard Abbe, William Lerner, Frederic Powers and Frederic Wassermann. The Strategy Committee meets annually and on an as-needed basis. The Strategy Committee met three times during the year ended September 30, 2015. The responsibilities of the Strategy Committee include, among other things, providing guidance, input and suggestions to the Board and management with respect to strategic opportunities involving material acquisitions, mergers, alliances, joint ventures, divestitures and other similar corporate transactions that are received on an unsolicited basis by the Company or otherwise developed by management and presented to the Board for its consideration.

Each of the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Strategy Committee operates under a written charter adopted by the Board. Each of the charters is available on our website at www.nhldcorp.com under the caption “Investors—Committee Charters.” A printed copy of each committee charter is available free of charge to any stockholder who requests it by contacting the Corporate Secretary in writing at National Holdings Corporation, 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432.

Compensation Committee Interlocks and Insider Participation

Except as described below under Certain Relationships and Related Transactions, no member of the Board or the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of the Company’s executive officers served as a member of the board of directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of the Board or the Compensation Committee.

Procedures for Stockholder Communications to Directors

Stockholders may communicate directly with the Board. All communications should be directed to our Corporate Secretary at the address below and should prominently indicate on the outside of the envelope that it is intended for the Board or for non-management directors. If no director is specified, the communication will be forwarded to the entire Board. Stockholder communications to the Board should be sent to:

Corporate Secretary

Attention: Board of Directors

1200 North Federal Highway, suite 400

Boca Raton, FL 33432

Director Attendance Policy

Attendance of directors at our annual meetings of stockholders can provide our stockholders with an opportunity to communicate with directors about issues affecting the Company. Accordingly, all directors are encouraged to attend annual meetings of stockholders; however, attendance is not mandatory. At the 2015 annual meeting of stockholders, all of the members of the Board were in attendance.

Review, approval, or notification of transactions with related persons

The Board reviews and votes on transactions, arrangements and relationships between us and any of our directors, director nominees, executive officers, beneficial owners of more than 5% of our Common Stock and their respective immediate family members where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a fiscal year (such transaction, arrangement or relationship, the “Related Transaction”). The director who has a material interest in the related transaction must recuse himself from our Board vote on such matter. A majority vote of the remaining Board members is required for approval of the related transaction. Before such vote, our Board members who are independent of the related transaction review, among other things, the following factors:

•	the related person’s interest in the transaction;

•	the approximate dollar value of the amount involved;

•	the terms of the transaction;

•	the benefits to us;

•	the benefits to our stockholders;

•	the availability of other sources for comparable products, services, or financial benefits; and

•	whether the transaction is on terms that are no less favorable to us than terms that could have been reached with an unaffiliated third-party under the same or similar circumstances.

Certain Relationships and Related Transactions

Robert B. Fagenson, our Executive Chairman and Chief Executive Officer, is a party to an Independent Contractor Agreement, dated February 27, 2012, with the National Securities Corporation, our wholly-owned subsidiary, whereby in exchange for establishing and maintaining a branch office of National Securities Corporation in New York, New York (the “Branch”), Mr. Fagenson receives 50% of any net income accrued at the Branch, which amount to date has been immaterial. Additionally, Mr. Fagenson’s daughter, Stephanie Fagenson, currently receives an annual base salary of $90,000. During fiscal 2015, Ms. Fagenson received $86,000 in base salary and $13,000 in discretionary bonus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of August 8, 2016, by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our current executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, except as indicated by footnote the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Shares of Common Stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. The address of named beneficial owners that are officers and/or directors is: c/o National Holdings Corporation, 410 Park Avenue, 14th Floor, New York, New York 10022.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Note	Percentage of Class
Officers and Directors

Robert Fagenson	1,046,902	(1)	8.3%
Mark Goldwasser	298,571	(2)	2.4%
Richard Abbe	845,313	(3)	6.8%
James Ciocia	37,370		*
Salvatore Giardina	6,000	(4)	*
William Lerner	6,000	(4)	*
Frank S. Plimpton	157,129	(5)	1.3%
Frederic B. Powers III	166,688	(6)	1.3%
Joshua Silverman	828,645	(3)	6.7%
Frederick Wasserman	16,185	(7)	*
Glenn C. Worman	130,000	(8)	1.0%
Alan B. Levin	14,050		*

Michael S. Weiss (nominee)	522,292	(10)	4.2%

All executive officers and directors as a group (12 Persons)	2,724,208	(9)	21.9%

5% Holders

Fortress Biotech, Inc.	2,274,485	(10)	18.3%
Mark D. Klein	912,914	(11)	7.3%
Iroquois Capital Management LLC	845,313	(3)	6.8%
FMR LLC	780,951	(12)	6.3%
RMB Capital Holdings, LLC	776,858	(13)	6.2%

*	Less than 1%
(1)	Consists of (i) 150,000 shares of our Common Stock issuable upon exercise of options, (ii) 16,667 shares of our Common Stock held in a Trust for the benefit of Toby Fagenson, of which Mr. Fagenson is the sole Trustee and has sole voting and investment power over such shares, (iii) 801,468 shares of our Common Stock held by Fagenson & Co., Inc., of which Mr. Fagenson is the Chairman and Chief Executive Officer and has sole voting and investment power over such shares, (iv) 12,000 shares of our Common Stock held directly by Mr. Fagenson and (v) 66,767 shares of our Common Stock held by National Securities Growth Partners LLC, of which Mr. Fagenson is the President and has sole voting and investment power.
(2)	Consists of (i) 118,094 shares of our Common Stock issued on the conversion of shares of our Series A preferred stock in December 2011, (ii) 26,313 shares our Common Stock held directly by Mr. Goldwasser, (iii) 738 shares of our Common Stock held in an individual retirement account for the benefit of Mr. Goldwasser, (iv) 2,121 shares of our Common Stock held in an individual retirement account for the benefit of Mr. Goldwasser’s wife, (v) 1,305 shares of our Common Stock held in trusts for the benefit of Mr. Goldwasser’s children, of which Mr. Goldwasser is the sole Trustee and (vi) 150,000 shares of our Common Stock issuable upon exercise of vested stock options.
(3)	Consists of (i) 828,645 shares of our Common Stock over which Iroquois Capital Management, LLC, Iroquois Master Fund Ltd. and Messrs. Silverman and Abbe have shared voting and investment power, and

(ii) 16,668 shares of our Common Stock over which Mr. Abbe has sole voting and investment power. The principal business address for Iroquois Capital Management LLC. and Messrs. Silverman and Abbe is 205 East 42nd Street, 20th Floor, New York, NY 10017.
(4)	Consists of 6,000 shares of our Common Stock issuable upon exercise of vested options.
(5)	Includes 6,000 shares of our Common Stock issuable upon exercise of vested options.
(6)	Consists of 160,668 shares of our Common Stock owned by Powers Private Equity LLC, of which Mr. Powers is a Managing Director and 6,000 shares of our Common Stock issuable upon exercise of vested options issued to Mr. Powers. Mr. Powers may be deemed to own the shares of our Common Stock owned by Powers Private Equity LLC. Mr. Powers disclaims beneficial ownership of the shares of our Common Stock owned by Powers Private Equity LLC. The principal business address of Powers Private Equity LLC is 100 W. Putnam Avenue, Greenwich, CT 06830.
(7)	Includes 6,000 shares of our Common Stock issuable upon exercise of vested options.
(8)	Includes 120,000 shares of our Common Stock issuable upon exercise of vested options.
(9)	In connection with the execution and delivery of the Merger Agreement, the officers and directors of the Company (and certain of their affiliates) who are also stockholders of the Company, entered into a support and voting agreement (the “Support Agreement”) pursuant to which during the term of such agreement, such stockholder has agreed to certain actions in support of the transactions contemplated by the Merger Agreement and will, at every meeting of the stockholders of the Company called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of his, her or its shares at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any (i) alternative acquisition proposal made by a third party, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company other than the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) corporate action, the consummation of which would prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement. Additionally, such officers and directors (and certain of their affiliates) also entered into a voting agreement (the “Voting Agreement”) with Fortress and Acquisition Sub pursuant to which, if the Merger Condition is not satisfied, each of them will irrevocably grant Fortress and Acquisition Sub such stockholder’s proxy to vote all of such stockholder’s shares beneficially owned at the time of such vote at the 2016 annual meeting of the stockholders of the Company, and at any adjournment or postponement thereof, in favor of the individuals nominated by Acquisition Sub to the Board as provided in the stockholder rights agreement by and between the Company and Acquisition Sub.
(10)	Information is based on a Schedule 13D filed with the SEC by Fortress, Acquisition Sub, Opus Point Partners, LLC (“OPP”), Opus Point Partners Management, LLC (“OPPM”), Michael S. Weiss and Lindsay A. Rosenwald on May 9, 2016. According to the Schedule 13D: (i) Fortress and FBIO may be deemed to beneficially own 2,274,585 shares of our Common Stock pursuant to the Support Agreements and the Voting Agreements that they entered into with certain directors and officers of the Company in connection with the Merger Agreement; and (ii) OPP, OPPM, Mr. Weiss and Dr. Rosenwald may be deemed to beneficially own 522,292 shares of our Common Stock. FBIO is a wholly-owned subsidiary of Fortress, OPP is the parent company of OPPM, Mr. Weiss, who has been nominated by Fortress to serve on the Board, is a director and the Executive Vice Chairman of Fortress and a manager of OPP, and Dr. Rosenwald is a director and the Chairman, President and Chief Executive Officer of Fortress, the President and Chief Executive Officer of FBIO and a manager of OPP. The business address of Fortress and FBIO is 2 Gansevoort Street, 9th Floor, New York, NY 10014, and the business address of each of OPP, OPPM, Mr. Weiss and Dr. Rosenwald is 3 Columbus Circle, 15th Floor, New York, NY 10019.
(11)	Information is based on Amendment No. 1 to Schedule 13D filed with the SEC by Mark D. Klein on June 7, 2016, according to which Mr. Klein beneficially owned 912,914 shares, consisting of (i) 570,000 shares issuable upon exercise of vested options held directly by him and 34,914 shares held by a company controlled by him. The address of Mr. Klein’s principal office 590 Madison Avenue, 29th Floor, New York, NY 10022.

(12)	Information is based on Amendment to Schedule 13G filed with the SEC by FMR LLC and Edward C. Johnson 3d on February 12, 2016. According to the Schedule 13G, Pyramis Global Advisors Trust Company and Pyramis Global Advisors, LLC is the beneficial owner of 780,951 shares of our Common Stock. Edward C. Johnson 3d is a director and the Chairman of FMR LLC and Abigail P. Johnson is a director, the Vice Chairman, the Chief Executive Officer and President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B stockholders have entered into a stockholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. None of FMR LLC, Edward C. Johnson 3d or Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address of FMR LLC and Edward C. Johnson 3d is 245 Summer Street, Boston, Massachusetts 02210.
(13)	Information is based on a Schedule 13G filed by RMB Capital Holdings, LLC, RMB Capital Management, LLC, Iron Road Capital Partners, LLC and RMB Mendon Managers, LLC on February 1, 2016. The address of the principal business office of each of the foregoing is 115 S. LaSalle Street, 34th Floor, Chicago, IL 60603.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash compensation paid by us to each of Robert B. Fagenson, Mark H. Goldwasser, Glenn C. Worman and Mark D. Klein (collectively the “Named Executive Officers”) during the fiscal years ended September 30, 2015 and 2014:

Name and Capacity	Year	Salary	Bonus	Stock Compensation (1)	Other Compensation (2)	Total Compensation
Robert Fagenson (3)	2015	$180,000	$50,000	$34,000	$21,000	$285,000
Chairman and Chief Executive Officer	2014	$180,000	$120,000	$50,000	$20,000	$370,000

Mark H. Goldwasser	2015	$460,000	$35,000	$34,000	$31,000	$860,000
Former President	2014	$440,000	$373,000	$42,000	$30,000	$893,000

Glenn C. Worman (4)	2015	$112,000	$40,000	$201,000	$0	$353,000
Chief Operating Officer and Executive Vice President—Finance	2014	$0	$0	$0	$0	$0

Mark D. Klein (3)	2015	$50,000	$100,000	$74,000	$0	$224,578
Former Executive Co-Chairman and Chief Executive Officer	2014	$200,000	$261,000	$304,000	$0	$765,000

(1)	The amount shown in this column represents the grant date fair value of options or restricted stock unit awards as determined pursuant to ASC 718.

(2)	Represents perquisite payments for auto allowance, club memberships and certain insurance premiums as follows:

	Fiscal Year End
	September 30, 2015	September 30, 2014
Robert B. Fagenson
Insurance Premiums	21,000	20,000

	$21,000	$20,000

Mark H. Goldwasser
Auto Allowance	$12,000	$12,000
Club membership	2,000	2,000
Insurance Premiums	17,000	16,000

	$31,000	$30,000

Glenn C. Worman
Auto Allowance	$0	$0
Club membership	0	0
Insurance Premiums	0	0

	$0	$0

Mark D. Klein
Auto Allowance	$0	$0
Club membership	0	0
Insurance Premiums	0	0

	$0	$0

(3)	Mr. Klein resigned as Executive Co-Chairman, Chief Executive Officer and a director of the Company on December 29, 2014. Following Mr. Klein’s resignation, Mr. Fagenson, Co-Executive Chairman of the Company at such time, became the Executive Chairman of the Company and, pursuant to the Company’s bylaws, assumed the position of Chief Executive Officer.
(4)	Mr. Worman was appointed Executive Vice President—Finance of the Company on May 7, 2015 and Chief Operating Officer in November 2015.

Narrative Disclosure to Summary Compensation Table

Robert B. Fagenson

On June 20, 2013, National entered into a Co-Executive Chairman Compensation Plan with Robert B. Fagenson, as amended from time to time, and most recently on June 29, 2016 (as amended, the “Fagenson Agreement”), providing for the term of his employment for a period beginning January 25, 2013 and ending on September 30, 2016. The term of the Fagenson Agreement may be extended for successive 30 day periods on the terms set forth therein. During fiscal years 2015 and 2014, Mr. Fagenson’s base salary has been set by the Compensation Committee at an annual rate of $180,000 per annum. Since October 1, 2015, Mr. Fagenson’s base salary has been set at an annual rate of $120,000 per annum. During the fiscal years ended September 30, 2015 and 2014, Mr. Fagenson received a bonus of $50,000 and $120,000, respectively. Mr. Fagenson is eligible for an annual bonus for each fiscal year of the term of the Fagenson Agreement. During the term of the Fagenson Agreement, Mr. Fagenson will serve as a member of the Executive Committee of National. Mr. Fagenson received a grant of nonforfeitable, nonqualified stock options to purchase 150,000 shares of our common stock under our 2013 Omnibus Stock Incentive Plan, of which (i) options to purchase 50,000 shares of our common stock vested immediately, one third of such options have an exercise price of $5.00, one third of such options have an exercise price of $7.00 and one third of such options have an exercise price of $9.00; (ii) options to purchase 50,000 shares of our common stock vested on June 20, 2014, one third of such options have an exercise price of $5.00, one third of such options have an exercise price of $7.00 and one third of such options have an exercise price of $9.00; and (iii) options to purchase 50,000 shares of Common Stock vested on June 20, 2015, one third of such options have an exercise price of $5.00, one third of such options have an exercise price of $7.00 and one third of such options have an exercise price of $9.00. The options expire on September 30, 2020.

Following Mr. Klein’s resignation, Robert Fagenson, Co-Executive Chairman of the Company at such time, became the Executive Chairman of the Company and, pursuant to the Company’s bylaws, assumed the position of Chief Executive Officer.

Mark H. Goldwasser

On July 1, 2008, National entered into an Employment Agreement with Mark H. Goldwasser, as amended on November 23, 2009, June 20, 2013, and October 1, 2015 (collectively, the “Goldwasser Agreement”). On June 24, 2016, Mr. Goldwasser provided the Company with notice of his decision not to extend the term of the Goldwasser Agreement. The Goldwasser Agreement terminated pursuant to its terms on June 30, 2016, and Mr. Goldwasser thus became entitled to a payment of $400,000 payable pro rata over a twelve month period.

Pursuant to the Goldwasser Agreement, (i) Mr. Goldwasser’s base salary (1) for the fiscal year ended September 30, 2014, was set at the rate of $440,000 per annum; and (2) for the fiscal year ended September 30, 2015, was set at the rate of $460,000 per annum; (ii) all bonuses for fiscal years ended September 30, 2014 and September 30, 2015 were at the discretion of the Board of National and during the fiscal years ended September 30, 2014 and September 30, 2015, Mr. Goldwasser received cash bonuses in the amount of $372,500 and $335,000, respectively; and (iii) pursuant to the termination of the Goldwasser Agreement, Mr. Goldwasser became entitled to a payment of $400,000 payable pro rata over a twelve month period beginning on the date of termination.

Pursuant to the Goldwasser Agreement, Mr. Goldwasser was granted non-qualified stock options to purchase 100,000 shares of our common stock at an exercise price of $16.40 per share. As of September 30, 2012, all 100,000 shares of Mr. Goldwasser’s options had vested. The options have since expired.

In addition, on June 20, 2013, Mr. Goldwasser received a grant of nonforfeitable, nonqualified stock options to purchase 150,000 shares of our common stock under our 2013 Omnibus Stock Incentive Plan, of which (i) options to purchase 50,000 shares of our common stock vested immediately, one third of such options have an exercise price of $5.00, one third of such options have an exercise price of $7.00 and one third of such options have an exercise price of $9.00; (ii) options to purchase 50,000 shares of our common stock vested on June 20, 2014, one third of such options have an exercise price of $5.00, one third of such options have an exercise price of $7.00 and one third of such options have an exercise price of $9.00; and (iii) options to purchase 50,000 shares of our common stock vested on June 20, 2015, one third of such options have an exercise price of $5.00, one third of such options have an exercise price of $7.00 and one third of such options have an exercise price of $9.00. The options expire on September 30, 2020.

Glenn C. Worman

On May 7, 2015, National entered into an employment agreement with Glenn C. Worman (the “Worman Agreement”) providing for the term of his employment for a period beginning on May 7, 2015 (the “Effective Date”) and ending on May 5, 2017 (the “Worman Term”). The Worman Agreement provides a base salary at a rate of $280,000 per annum during the first 12 months of the Worman Term, and $290,000 during the second 12 months of the Worman Term. We paid Mr. Worman a signing bonus of $40,000 on August 9, 2015 and will also pay him a signing bonus of $35,000 on July 1, 2016, provided that Mr. Worman is still employed with the Company on such date. Mr. Worman will be entitled to a guaranteed bonus of $100,000 to be paid no later than December 31, 2015 provided Mr. Worman remains employed with the Company on such payment date. At least $80,000 of such bonus will be paid in cash and the remainder will be payable in cash or fully vested shares of common stock. Beginning October 1, 2015, Mr. Worman is eligible for an annual bonus as determined by the Compensation Committee of the Board and will be included in the executive bonus pool for senior executive officers of the Company.

Pursuant to a Nonqualified Inducement Stock Option Grant Notice, dated as of May 7, 2015 (“Option Grant Notice”) and related Stock Option Agreement, dated as of May 7, 2015 (“the “Stock Option Agreement), Mr. Worman received a grant of nonqualified stock options to purchase 180,000 shares of the Company’s common stock, of which (i) options to purchase 60,000 shares of common stock vested immediately, one third of such options have an exercise price of $4.50, one third of such options have an exercise price of $5.50 and one third of such options have an exercise price of $6.00; (ii) options to purchase 60,000 shares of common stock will vest on the first anniversary of the Effective Date of the agreement, one third of such options have an exercise price of $4.50, one third of such options have an exercise price of $5.50 and one third of such options have an exercise price of $6.00; and (iii) options to purchase 60,000 shares of common stock will vest on second anniversary of the Effective Date of the agreement, one third of such options have an exercise price of $4.50, one third of such options have an exercise price of $5.50 and one third of such options have an exercise price of $6.00. The options expire on June 20, 2023, subject to the terms of the Stock Option Agreement. In the event of a termination without Cause (and not due to disability, as defined below) or for Good Reason (as defined below) or (B) a Change of Control (as defined below) the options will become exercisable in full, to the extent not then previously exercisable.

Mark D. Klein

On June 7, 2013, National entered into a Co-Executive Chairman and Chief Executive Officer Compensation Plan (the “Klein Agreement”) with Mark D. Klein, providing for the terms of his employment as Co-Executive Chairman and Chief Executive Officer for a period beginning January 25, 2013 and ending on September 30, 2015. Mr. Klein initially received a base salary $1.00 per annum. From and after September 30, 2013, Mr. Klein’s base salary for the remainder of his term was determined by the Compensation Committee of our Board (with advice (as appropriate) from the Board of National). During the term of Mr. Klein’s employment, he served as a member of the Executive Committee of National.

Mr. Klein received a grant of fully vested, nonforfeitable, nonqualified stock options to purchase 570,000 shares of our common stock, of which (i) options to purchase 190,000 shares of our common stock have an exercise price of $5.00 per share; (ii) options to purchase 190,000 shares of our common stock have an exercise price of $7.00 per share; and (iii) options to purchase 190,000 shares of our common stock have an exercise price of $9.00 per share. The options expire on September 30, 2020.

On September 23, 2014, National and Mr. Klein entered into a second amendment (the “Second Amendment”) to the Klein Agreement. Pursuant to the Second Amendment, among other things, (1) the term of Mr. Klein’s employment would expire at the close of business on December 31, 2014 instead of September 30, 2015 (the “Klein Term”) and (2) Mr. Klein will not be eligible for severance benefits.

On December 29, 2014, the Company and Mr. Klein entered into a letter agreement (the “Letter Agreement”) relating to Klein Agreement and his Non-Qualified Stock Option and Dividend Equivalent Agreement, dated as of July 29, 2013 (the “Option Agreement”). Pursuant to the Letter Agreement, effective immediately following the filing with the Securities and Exchange Commission of the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, which filing occurred on December 29, 2014, among other things, (i) the term of Mr. Klein’s employment expired at the close of business on December 29, 2014 instead of December 31, 2014; (ii) Mr. Klein’s options upon a change in control of the Company are subject solely to the provisions of the Company’s 2013 Omnibus Incentive Plan; and (iii) Mr. Klein resigned from all director positions (including committees on which he served).

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding option awards as of September 30, 2015:

	Options Grant Date		Number of Securities Underlying Unexercised Options at Fiscal Year End		Option Exercise Price	Option Expiration Date
Name			Exercisable	Unexercisable
Robert Fagenson	6/20/2013		50,000	0	$5.00	9/30/2020
Robert Fagenson	6/20/2013		50,000	0	$7.00	9/30/2020
Robert Fagenson	6/20/2013		50,000	0	$9.00	9/30/2020
Mark Goldwasser	6/20/2013		50,000	0	$5.00	9/30/2020
Mark Goldwasser	6/20/2013		50,000	0	$7.00	9/30/2020
Mark Goldwasser	6/20/2013		50,000	0	$9.00	9/30/2020
Glenn Worman	5/17/2015	(1)	40,000	20,000	$4.50	6/20/2023
Glenn Worman	5/17/2015	(1)	40,000	20,000	$5.50	6/20/2023
Glenn Worman	5/17/2015	(1)	40,000	20,000	$6.00	6/20/2023
Mark D. Klein	6/7/2013		190,000	0	$5.00	12/31/2017
Mark D. Klein	6/7/2013		190,000	0	$7.00	12/31/2017
Mark D. Klein	6/7/2013		190,000	0	$9.00	12/31/2017

(1)	One third of the options vested immediately, one-third of the options vested on May 17, 2016, and one-third of the option will vest on May 17, 2017.

Potential Termination and Change in Control Payments

Robert B. Fagenson

In the event of any termination of the Fagenson Agreement, Mr. Fagenson will be entitled to receive (i) any accrued but unpaid base salary through the date of termination; (ii) any unpaid or unreimbursed expenses incurred in accordance with National policy or the Fagenson Agreement, to the extent incurred on or prior to the date of termination; (iii) any benefits provided under National’s benefit plans upon termination of the Mr. Fagenson’s employment, in accordance with the terms therein; (iv) any unpaid bonus in respect to any completed fiscal year that has ended on or prior to the date of termination; and (v) any rights to indemnification by virtue of Mr. Fagenson’s position as an officer or director of National or its subsidiaries and the benefits under any directors’ and officers’ liability insurance policy maintained by National, in accordance with its terms thereof and the Fagenson Agreement. In the event of any Qualifying Termination (as defined below), Mr. Fagenson is also entitled to receive (1) a lump-sum cash payment of $360,000 less what has been paid in salary; provided that such amount increases by 50% of what is paid pursuant to the foregoing calculation if a Qualifying Termination occurs in connection with, contingent on, or within 12 months following, a Change in Control; and (2) continuation of the health benefits for a period not to exceed 18 months.

A “Qualifying Termination” under the Fagenson Agreement is a termination (i) by the Company without “Cause;” (ii) by the Company due to “disability;” (iii) by Mr. Fagenson with “Good Reason; or (iv) upon Mr. Fagenson’s death.

“Cause” under the Fagenson Agreement means, (i) the conviction of or plea of guilty or nolo contendere to a felony or other crime involving moral turpitude carrying mandatory jail time of more than 12 months; (ii) the commission of any other act or omission involving dishonesty or fraud with respect to the Company or any related entity or any of its or their respective clients, which results or is reasonably likely to result in material harm to such parties; (iii) the breach of fiduciary duty, willful misconduct or gross negligence with respect to the Company or any related entity, which results or is reasonably likely to result in material harm to the Company or any related entity; (iv) a material breach of any material provision of the Fagenson Agreement or (v) any final, non-appealable action taken against Mr. Fagenson by a regulatory body or self- regulatory organization that renders Mr. Fagenson ineligible to perform his duties for the Company for a period of no less than 120 days.

“Good Reason” under the Fagenson Agreement means (i) the assignment to Mr. Fagenson of any duties inconsistent in any material respect with his position (including status, titles and reporting requirements), authority, duties or responsibilities, or any other action or omission by the Company that results in a material diminution in such position, title, authority, duties or responsibilities; (ii) any material failure by the Company to pay compensation when due; (iii) the Company’s requiring Mr. Fagenson to be based at any office or location located more than 50 miles outside of New York, New York; (iv) any decrease in base salary or target bonus opportunity once established by the Board; or (v) the Company’s material breach of the Fagenson Agreement.

“Change in Control” under the Fagenson Agreement means any transaction(s) of the type described in Q/A 27 through and including Q/A 29 of Treasury Regulation 1.280G-1 and applicable published guidance thereunder, or any successor regulation or pronouncement thereto.

Mark Goldwasser

If the Goldwasser Agreement terminates or ends or is not extended for any reason other than the termination by Mr. Goldwasser prior to March 31, 2016 without Good Reason, Mr. Goldwasser is entitled to a payment of $400,000 payable pro rata over a twelve month period beginning on the date the Goldwasser Agreement so terminates, ends or is not extended.

“Good Reason” under the Goldwasser Agreement means the assignment to the Mr. Goldwasser of any duties inconsistent in any material respect with the his position (including status, titles and reporting requirements), authority, duties or responsibilities, or any other action by the Company that results in a material diminution in such position, authority, duties or responsibilities; (ii) any material failure by the Company to comply with any of the provisions of Section 4 of the Goldwasser Agreement; (iii) the Company’s requiring Mr. Goldwasser to be based at any office or location located more than 50 miles outside of New York, New York; or (iv) any decrease in salary or bonuses payable pursuant to the terms of the Goldwasser Agreement without his written consent.

Glenn C. Worman

In the event of any termination of employment, Mr. Worman will be entitled to receive (i) his then current base salary through the date of termination; (ii) reimbursement of all reasonable business expenses incurred prior to the date of termination; (iii) all accrued benefits that are payable to Mr. Worman pursuant to any employee benefit plan of the Company at the time and in the manner provided under the applicable plan; and (iv) any bonus earned but not yet paid for a prior fiscal year (collectively, the “Accrued Obligations”). In the event Mr. Worman’s employment is terminated by the Company without Cause (as defined below) or by Mr. Worman for Good Reason (as defined below), Mr. Worman will be also entitled to receive an amount equal to one year of his then base salary conditioned upon his execution of a general release.

If not previously terminated for any reason prior to the expiration of the Worman Term and either the Company or Mr. Worman does not wish to continue the employment relationship, the Worman Agreement will terminate on such expiration date. If the Company gives notice that it does not wish to extend the Worman Term, enter into a new agreement or renew the Worman Agreement (collectively, “Renewal”) at least 90 days prior to the end of the Worman Term, his employment will terminate at the end of the Worman Term and Mr. Worman will only be entitled to the Accrued Obligations. If the Company provides less than 90 days’ notice, then the Company shall pay Mr. Worman an amount equal to his then current base salary for the excess of 90 over the number of days notice of non-Renewal the Company gave Mr. Worman prior to expiration of the Worman Term. In addition, Mr. Worman will be entitled to receive at the end of the Worman Term, in the event the Worman Agreement terminates at the expiration of the Worman Term, a severance payment equal to 90 days of his then current base salary, payable in the same manner and same time as set forth in the immediately preceding sentence. Additionally, subject to certain exceptions, upon termination of employment due to expiration of the Worman Term on May 5, 2017, Mr. Worman will be eligible to receive a pro-rata bonus for such fiscal year in which his employment terminates.

Upon a Change in Control of the Company, all unvested options to purchase 180,000 shares of common stock issued to Mr. Worman will become immediately vested.

“Cause” under the Worman Agreement means (i) the failure or refusal by Mr. Worman to substantially perform his obligations under the Worman Agreement or any directive of the Board which is not inconsistent with the terms of the Worman Agreement, or any material breach of the Worman Agreement by Mr. Worman (other than any such failure resulting from his disability) or of any of the Company’s policies or procedures; (ii) the indictment of Mr. Worman for a felony or other crime involving moral turpitude or dishonesty, or the conviction of Mr. Worman or the plea of nolo contendere by Mr. Worman to a misdemeanor (other than traffic infractions); (iii) a material breach of Section 7 or Section 8 of the Worman Agreement or a breach of any representation contained in the Worman Agreement by Mr. Worman; (iv) a breach of fiduciary duty to the Company involving personal profit; (v) an act of dishonesty in connection with his employment with the Company; (vi) Mr. Worman’s possession or use of illicit drugs or a prohibited substance, to the extent that in the reasonable determination of the Board it impairs his ability to perform his duties and responsibilities; (vii) Mr. Worman having committed acts or omissions constituting gross negligence or willful misconduct (including theft, fraud, embezzlement, and securities law violations) which is injurious to the Company, monetarily; (viii) Mr. Worman having committed any material violation of, or material noncompliance with, any securities law, rule or regulation or stock exchange or Nasdaq Stock Market regulation rule relating to or affecting the Company; or (ix) Mr. Worman’s material failure or refusal to honestly provide a certificate in support of the chief executive officer’s and/or principal executive officer’s certification required under the Sarbanes-Oxley Act of 2002, or any other filings under the federal securities laws including the rules and regulations promulgated thereunder.

“Good Reason” under the Worman Agreement means (i) there is any material reduction or diminution (except temporarily during any period of disability) in Mr. Worman’s authority, duties or responsibilities with the Company; (ii) Mr. Worman is required to report to someone other than the Company’s Chief Executive Officer or the Board; or (iii) there is a material breach by the Company of any material provision of the Worman Agreement, including a material reduction in the base salary or the relocation of Mr. Worman’s principal place of employment from the New York Metropolitan area.

A “Change in Control” means (i) the accumulation in any number of related or unrelated transactions by any person of beneficial ownership 50% or more of the combined voting power of the Company’s voting stock; (ii) consummation of a business combination, unless, immediately following that business combination, (a) all or substantially all of the persons who were the beneficial owners of the voting stock of the Company immediately prior to that business combination beneficially own, directly or indirectly, more than fifty 50% of the then outstanding shares of common stock and more than 50% of the combined voting power of the then outstanding voting stock entitled to vote generally in the election of directors of the entity resulting from that business combination (including, without limitation, an entity that as a result of that business combination owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to that business combination, of the voting stock of the Company; (iii) a sale or other disposition of all or substantially all of the assets of the Company, except pursuant to a business combination that would not cause a Change in Control under subsections (ii) above or (iv) below; (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a business combination that would not cause a Change in Control under subsections (ii) and (iii) above; (v) the acquisition by any person, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company (a) through the ownership of securities which provide the holder with such power, excluding voting rights attendant with such securities, or (b) by contract; or (vi) during any period of two consecutive years, the incumbent board ceases to constitute a majority of the Board.

Mark Klein

Upon the termination of the Klein Agreement, Mr. Klein received (i) any accrued but unpaid base salary through the date of termination; (ii) any unpaid or unreimbursed expenses incurred in accordance with our policy or the Agreement, to the extent incurred on or prior to the date of termination; (iii) any benefits provided under our benefit plans upon termination of the Mr. Klein’s employment, in accordance with the terms therein; (iv) any unpaid bonus in respect to any completed fiscal year that has ended on or prior to the date of termination; and (v) any rights to indemnification by virtue of Mr. Klein’s position as an officer or director of National or its subsidiaries and the benefits under any directors’ and officers’ liability insurance policy maintained by National, in accordance with its terms thereof and the Klein Agreement.

Director Compensation

Each director who receives less than $50,000 in compensation from the Company receives (i) a director’s fee of $24,000 per annum, (ii) $1,000 for each Board meeting such director attends in person, (iii) $500 for each Board meeting such director attends telephonically, (iv) $500 for each committee meeting such director attends in person (up to a maximum of 12 meetings), and (v) $250 for each committee meeting such director attends telephonically (up to a maximum of 12 meetings). The Chair of the Audit Committee receives an additional $6,000 per annum, and the Chairs of the Compensation Committee, the Corporate Governance Committee and the Nominating Committee each receive an additional $3,000 per annum. All directors shall receive an annual options grant on the 15th day of January of each calendar year following completion of the 36th month of the director’s term of options to purchase 150,000 shares of Common Stock at the closing market price (mid-point between the bid and asked recorded on the closing price quote on January 15th or the first business day thereafter if markets are closed on the 15th, rounded up to the nearest nickel increment ($0.05). The above options initial and annual grants shall not apply to any management/consulting directors subject to any other management incentive compensation plan. The Company reimburses all directors for expenses incurred traveling to and from Board meetings. Pursuant to the Company’s severance policy for non-management directors, (i) if a director has served at least three years and resigns from the Board before the end of his then current term, he shall receive a payment of $30,000 for each full year of his unfinished term (he will not be entitled to this payment with respect to the year in which he resigns), and each such payment shall be made immediately following the annual meeting of stockholders relating to the year in which he is not serving as a director, and (ii) all directors who have served at least two years, do not resign during their term, and are not renominated to the Board shall receive a payment of $30,000 to be paid immediately following the annual meeting of stockholders at which he was not renominated. A director shall not be entitled to either of these payments if he leaves the Board by reason of death, disability or cause.

The following table summarizes the compensation of our directors who received less than $50,000 in non-Board related compensation from for the fiscal year ended September 30, 2015:

Name	Fees Paid	Options Awards	Total Compensation
Richard Abbe	$40,250	$0	$40,250
Salvatore Giardina	$46,250	$625	$46,875
William Lerner *	$54,500	$1,189	$55,689
Frank S. Plimpton	$43,750	$625	$44,375
Frederic B. Powers III	$43,250	$1,189	$44,439
Joshua Silverman	$40,250	$0	$40,250
Frederick Wasserman	$42,500	$1,189	$43,689

*	Mr. Lerner received $12,000 as additional compensation for his appointment to the Board of National Asset Management, Inc.

Annex II

FAIRNESS OPINION

Berkshire Capital Securities LLC

535 Madison Avenue,19th Floor | New York, New York 10022

Tel: (212) 207-1000 | Fax: (212) 207-1019

www.berkcap.com

Board of Directors National Holdings Corporation 410 Park Avenue,14th Floor New York, NY 10022	April 27, 2016

Ladies and Gentlemen:

You have advised us that, pursuant to an Agreement and Plan of Merger (hereinafter called the “Agreement”), dated as of April 27, 2016, by and among National Holdings Corporation, a Delaware corporation (the “Company”), Fortress Biotech, Inc. a Delaware corporation (“FBIO”), and FBIO Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of FBIO (“Acquisition Sub”), the parties intend that Acquisition Sub shall commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”), of the Company at a price of $3.25 per Share, net to the seller in cash but subject to any required withholding of Taxes (the “Offer Price”). The terms and conditions of the Offer are set forth in more detail in the Agreement. Capitalized terms used but not defined herein shall have the same meanings as set forth in the Agreement.

You have requested that Berkshire Capital Securities LLC (“Berkshire”) render an opinion as to whether the Offer Price to be received by the holders of Shares who tender their shares pursuant to the Offer is fair to such holders of Shares from a financial point of view, as of the date hereof (the “Opinion”).

In arriving at the Opinion, we have, among other things:

(i)	Reviewed the Agreement;

(ii)	Reviewed the Annual Reports on Form 10-K of the Company for the fiscal years ended September 30, 2011, September 30, 2012, September 30, 2013, September 30, 2014 and September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”);

(iii)	Reviewed the Proxy Statements of the Company dated July 1, 2014 and July 2, 2015 and filed with the SEC;

(iv)	Reviewed (a) the Quarterly Report Form 10-Q of the Company for the three-month period ended December 31, 2015 filed with the SEC, and (b) all other Quarterly Reports on Form 10-Q for the calendar years 2011 through 2015 filed with the SEC;

(v)	Reviewed certain financial information for the Company prepared by the Company’s Executive Vice President of Finance for the Board (a) on March 3, 2016, March 16, 2016 and April 5, 2016 and (b) on an interim basis for the one-month periods ended January 31 and February 29, 2016;

(vi)	Reviewed certain other publicly-available financial and other information concerning the Company and the trading market for the Shares;

(vii)	Reviewed certain additional information relating to the Company’s business operations, financial projections, cash flow and future business prospects;

Board of Directors National Holdings Corporation	April 27, 2016 Page 2

(viii)	Discussed with designated members of the Company’s management the Company’s past and current financial results, business operations, financial projections, cash flow and future business prospects;

(ix)	Compared the Company’s results of operations and financial condition with those of selected publicly-traded securities companies that we deemed relevant;

(x)	Compared the Offer Price with the current market valuations of the common stock of selected publicly-traded securities companies that we deemed to be relevant;

(xi)	Compared the Offer Price with the financial terms of certain precedent acquisition transactions that we deemed relevant; and

(xii)	Performed such other financial studies, analyses and investigations, and considered such other factors, as we deemed appropriate.

In preparing our Opinion, with your consent, we have not assumed any responsibility for independent verification of, and have not verified, any of the foregoing information. We have, with your consent, assumed and relied upon the accuracy and completeness, in all material respects, of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us. We have not been requested to make, and have not made, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its affiliates, nor have we been furnished with any such evaluation or appraisal. Further, we have assumed, with your consent, that all of the information prepared by the management of the Company provided to us for purposes of this Opinion, including the financial projections for the Company, was prepared on a reasonable basis reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company. Berkshire expresses no opinion with respect to such forecasts or projections or the assumptions upon which they are based.

We have not undertaken any independent legal analysis of the Offer, any related transactions, the Agreement, the transactions contemplated thereby (the “Transactions”) or any legal or regulatory proceedings pending or threatened related to the Company or FBIO. We have not been asked to, and do not, express any opinion as to the after-tax consequences of acceptance of the Offer to the holders of the Shares. No opinion, counsel or interpretation is intended regarding matters that require legal, regulatory, accounting, tax, executive compensation or other similar professional advice. It is assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional advisers. We have also assumed that the executed Agreement will conform in all material respects to the draft Agreement reviewed by us, and that the Offer will be consummated on the terms described in the draft Agreement without any material delay or waiver of any material terms or conditions by the Company. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any adverse effect on the Company or on the expected benefits of the Offer in any way meaningful to our analysis. The issuance of this Opinion was approved by our Fairness Opinion committee in accordance with our customary practice.

Our Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We assume no responsibility for updating, revising or reaffirming this Opinion based on circumstances, developments or events occurring after the date hereof. Furthermore, we do not express any opinion as to the impact of the Offer on the solvency or viability of the Company or FBIO or the ability of the Company or FBIO to fund their respective obligations when they come due.

Berkshire, as part of its investment banking business, is regularly engaged in the business of providing financial advisory services in connection with mergers and acquisitions. Berkshire was engaged to act as exclusive financial advisor to the Company with respect to consideration of the Offer and to render an opinion as

Board of Directors National Holdings Corporation	April 27, 2016 Page 3

to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of the Shares. On April 17, 2015, the Company engaged us as its exclusive strategic and financial advisor to conduct a strategic review of the Company, culminating in us delivering a written report to the Board of Directors of the Company. On May 27, 2015, the Company engaged us to act as the exclusive financial advisor to the Company with regard to potential business combinations. We have not provided any other financial advisory services to the Company over the past two years.

With regard to the delivery of this Opinion, we will receive a fee for our services that is not contingent upon consummation of the Offer or the Transactions. Should the Offer be consummated, we also will receive a success fee governed by a separate agreement between Berkshire and the Company. The Company has agreed to indemnify us against certain liabilities that may arise out of this assignment, including the rendering of this Opinion.

Our Opinion does not address or make any recommendation as to the merits of the underlying decision by the Company to engage in the Transactions or the relative merits of the Transactions as compared to other business strategies that might be available to the Company. Berkshire is not providing any advice concerning the structure of the Transactions and Berkshire expresses no opinion as to whether any alternative transaction may result in terms and conditions more favorable to the Company or its stockholders other than those contemplated by the Transactions. Our opinion does not address or make any recommendation as to the relative merits of a holder of Shares tendering its Shares in the Offer as compared to retaining its Shares. Further, we are expressing no opinion as to the price at which the Shares may trade at any future time. We are not expressing any opinion regarding the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of the Shares.

This Opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Offer. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time or in any manner, in whole or in part, without our written consent; provided, however, that this letter may be included in its entirety in any registration statement, report, proxy statement or other filing made by the Company with the SEC, or in any such documents or similar documents disseminated to stockholders of the Company in accordance with applicable securities law, including, without limitation, the rules of the SEC, and may be referred to in such filings or documents as being included therein.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received in the Offer by the holders of the Shares who tender their shares pursuant to the Offer is fair to such holders of Shares from a financial point of view.

Very truly yours,

BERKSHIRE CAPITAL SECURITIES LLC

Annex III

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262—APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

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section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in

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accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value,

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the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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